SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY REPORT

(From January 1, 2008 to March 31, 2008)

THIS IS A SUMMARY OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

(ATTACHMENT : NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT )

I. Corporate General

1. Corporate Purpose of KT Corporation

Business Objectives

1. Information and communications business;

2. New media business;

3. Development and sale of software and contents;

4. Sale and distribution of information communication equipment;

5. Testing and inspection of information communication equipment, devices or facilities;

6. Advertisement business;

7. Retail business via telephone, mail order or the Internet;

8. IT facility construction business and electrical construction business;

9. Real estate and housing business;

10. Electronic banking and finance business;

11. Education and learning services business;

12. Security services business (Machinery system surveillance services and Facilities security services etc.);

13. Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 10; and

14. Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

2. History

A. Changes since incorporation

(1) Date of incorporation : December 10, 1981

(2) Location of Headquarters :

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(3) Change in business objectives

At the annual general shareholder’s meeting held on March 16, 2007 it was resolved to add an education and learning services business to our business objectives and accordingly amended our articles of incorporation.

3. Total number of shares and others

A. Total Number of Shares

(As of March 31, 2008)		(Unit: shares	)

	Type of Shares
Category	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,199,659	312,199,659
III. Total Number of Shares Reduced	36,997,259	36,997,259
1. Reduction of Capital	—	—
2. Share Retirement	36,997,259	36,997,259
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	275,202,400	275,202,400
V. Number of Treasury Shares	71,500,404	71,500,404
VI. Current Number of Issued and Outstanding Shares	203,701,996	203,701,996

B. Stockholders’ Equity and Par Value per Share

(As of March 31, 2008)					(Unit: in millions of Won, shares)

Category	Type	Stockholders’ Equity (Total Par Value)			Par Value of a Share
		Capital Stock in Financial Statements (a)	Total Par Value of Issued Shares (IV of ‘A’ x b)	Total Par Value of Issued and Outstanding Shares (VI of ‘A’ x b)	Par Value per Share (b)	Capital Stock /Total Issued Shares (a/IV of ‘A’)	Capital Stock/ Outstanding Shares (a/VI of ‘A’)
Registered	Common Share	1,560,998	1,376,012	1,018,510	5,000	5,672	7,663
Total		1,560,998	1,376,012	1,018,510	5,000	5,672	7,663

*	Unit of Par Value per Share : Won

C. Acquisition and Disposal of Treasury Shares

(1) Acquisition and Disposal of Treasury Shares

Method of Acquisition	Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition pursuant to Article 189-2 Paragraph 1 of the Law	Common Share	70,256,407		15,173		70,241,234
	Preferred Share	—		—		—
Direct Acquisition for reasons other than those stated under Article 189-2 Paragraph 1 of the Law	Common Share	—		—		—
	Preferred Share	—		—		—
Subtotal	Common Share	70,256,407		15,173		70,241,234
	Preferred Share	—		—		—
Indirect Acquisition (e.g. Trust Contract)	Common Share	1,259,170		—		1,259,170
	Preferred Share	—		—		—
Total	Common Share	71,515,577		15,173		71,500,404
	Preferred Share	—	—	—		—

*	Disposal of Treasury Shares : 15,173 shares were disposed of on March 28, 2008 to make performance-based payments to the members of the Board of Directors.

(2) Share Retirement

There were no shares retired in the quarter ended March 31, 2008.

(Unit: in millions of Won, shares)

Date of Retirement	Purpose of Retirement	Type of Shares Retired	Number of Shares Retired	Amount Retired	Period of Acquisition for Shares Retirement	Relevant Statute
Total

*	Status of Share Retirement in Previous Fiscal Years

(Unit: Won, Share)

Date of Retirement	Retirement Purpose	Type of Shares Retired	Number of Shares Retired	Amount of Retirement	Period of Acquisition of Shares Retired	Relevant Statutes
10/09/2002	To increase shareholder value	Common Share	3,122,000	167,207,040,000	September 2, 2002~ October 4, 2002	Securities and Exchange Act (Article 189)
01/06/2003	To increase shareholder value	Common Share	15,454,659	786,642,143,100	December 30, 2002	Securities and Exchange Act (Article 189)
06/20/2003	To increase shareholder value	Common Share	2,937,000	137,958,768,000	April 28, 2003~ June 13, 2003	Securities and Exchange Act (Article 189)
12/09/2003	To increase shareholder value	Common Share	5,836,600	273,545,075,500	October 21, 2003~ December 4, 2003	Securities and Exchange Act (Article 189)
07/03/2006	To increase shareholder value	Common Share	5,222,000	213,514,820,000	April 3, 2006~ June 26, 2006	Securities and Exchange Act (Article 189)
08/03/2007	To increase shareholder value	Common Share	2,058,000	91,454,033,000	May 23, 2007~ July 31, 2007	Securities and Exchange Act (Article 189)
12/20/2007	To increase shareholder value	Common Share	2,367,000	104,758,448,000	October 11, 2007~ December 17, 2007	Securities and Exchange Act (Article 189)
Total		Common Share	36,997,259	1,775,080,327,600	—	—
		Preferred Share	—	—	—	—

(3) Current Status of the Execution and Termination of Treasury Share Trust Agreement

(Unit: in millions of Won)

Category	Beginning of the Term		Execution (+)		Termination (-)		Term-End
	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements
Specified Money Trust	100,000	2	—	—	—	—	100,000	2
Trust Agreement with an Asset Management Company	—	—	—	—	—	—	—	—
Share Acquisition Agreement with a Investment Company	—	—	—	—	—	—	—	—
Total	100,000	2	—	—	—	—	100,000	2

*	Terms of the Trust Agreements: March 9, 2007 ~ March 8, 2010 (3 years)

D. Share Ownership Status of Employee Stock Ownership Association

(1) Transaction with Employee Stock Ownership Association

Not Applicable

(2) Guideline for Exercising the Voting Rights of Employee Stock Ownership Association

Association Account : Employee Stock Ownership Association exercises their voting rights in the same proportion as shares held in the association member account are voted.

Association Member Account : Employee Stock Ownership Association may exercise their voting rights if (i) the association confirms a request by an association member to execise his voting rights within a minimum period of 7 days or (ii) the association member chooses to delegate his voting rights at the association’s request.

(3) Shares Held by Employee Stock Ownership Association

(As of March 31, 2008)		(Unit: Share)

Type of Account	Type of Shares	Balance at the Beginning of the Term	Term-End Balance
Association Account	Common Share	2,313,880	2,289,700
Association Member Account	Common Share	13,029,101	12,396,326

4. Voting Rights

(As of March 31, 2008)		(Unit: Share)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Share	275,202,400	-
	Preferred Share	—
Shares without Voting Rights (B)	Common Share	71,503,658	Note 1)
	Preferred Share	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	Note 2)
Shares with Reestablished Voting Rights (D)	—	—	-
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Share	203,698,742	-
	Preferred Share	—

Note 1) Shares without voting rights under the Commercial Code of Korea: 71,503,658 shares including Treasury Shares, Treasury Stock Fund and cross holdings (3,254 Shares)

Note 2) Under the Securities and Exchange Act, no share has its voting rights restricted. However, in appointing an audit committee member, any shareholder whose shareholding exceeds 3% of the total number of outstanding shares is limited to exercising his voting rights up to 3% of the total number of outstanding shares. As of December 31, 2007, out of the 9,870,546 shares that are held by the National Pension Fund, voting rights of 3,759,584 shares cannot be exercised with regard to the appointment of an audit committee member.

5. Matters on Dividends and Others

A. Matters on Dividends

The shareholder return policy of KT Corporation (“the Company”) is to pay its shareholders at least 50% of the adjusted net profit of the current term or more through cash dividends and acquisition of treasury stock of the Company.

B. Dividends Paid for the Past 3 Business Years

Category		1st Quarter of 2008	2007	2006
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in millions of Won)		154,075	957,623	1,233,449
Net Profit per Share (Won)		756	4,635	5,877
Distributable Profit (in millions of Won)		—	3,917,153	3,572,049
Year-end Cash Dividend (in millions of Won)		0	407,374	416,190
Year-end Share Dividend (in millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	42.5	33.7
Rate of Return on Cash Dividend (%)	Common Share	—	3.8	4.3
	Preferred Share	—	—	—
Rate of Return on Share Dividend (%)	Common Share	—	—	—
	Preferred Share	—	—	—
Cash Dividend per Share (Won)	Common Share	0	2,000	2,000
	Preferred Share	—	—	—
Share Dividend per Share (Share)	Common Share	—	—	—
	Preferred Share	—	—	—

II. Details of Business

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

The existing markets for fixed-line telephones, high-speed Internet and mobile communications have reached their maturity. With technical advances and changes in customer demands, the communications industry has recently been moving toward convergence between different technologies or industries, such as convergence between fixed-lined communications and mobile communications or between the telecommunications industry and broadcast industry. These converged media businesses, represented by IPTV opens up new opportunities for telecommunications carriers as it bridges telecommunications industries and broadcast industries. In the mobile communications market, the transition to 3G will become a turning point in shaping a new competitive structure, replacing the existing competitive structure in the 2G market. In the current saturated communications market, increasing customer value has become more and more important as fixed-line communications carriers offer integrated services such as the TPS (or Triple Play Service) or QPS (or Quadruple Play Service), and mobile communications carriers also offer additional benefits to their clients.

(2) Growth of the Industry

(Unit: 1,000 persons)

Category	2004	2005	2006	2007	End of March 2008
Number of Broadband Internet Subscribers	11,921	12,191	14,043	14,710	15,448
Number of Local Telephone Subscribers	22,871	22,920	23,119	23,130	23,105
Number of Mobile Phone Subscribers	36,586	38,342	40,197	43,498	44,266

*	From 2004~2007, data was provided by the Ministry of Information and Communication, Republic of Korea(www.mic.go.kr). Due to the delay in the setup of the Korea Communications Commission, data as of the end of March 2008 is provided by the company for the convenience of the investors.

(3) Characteristics of Market Fluctuations

The demand for communications services does not fluctuate greatly as such services are regarded as necessary for modern life. However, if the Korean economy slows and continues to do so in the future, it could have an adverse impact on KT’s business activities.

(4) Competition

(a) Competing Companies

•	Local calls: Hanarotelecom, LG Dacom, etc.

•	Long distance calls: LG Dacom, Onse Telecom, Hanarotelecom, SK Telink, etc.

•	International calls: LG Dacom, Onse Telecom, Hanarotelecom, SK Telink, etc.

•	High-speed Internet: Hanarotelecom, LG Powercom, LG Dacom, Onse Telecom, SOs (or cable television, relay wired broadcasting), etc.

•	Mobile communications: SK Telecom, LG Telecom, etc.

•	Internet telephones using Internet Protocol: Hanarotelecom, SK Networks, SK Telink, Samsung Networks, LG Dacom, Korea Cable Telecom, etc.

•	IPTV: Hanarotelecom, LG Dacom

•	Mobile Internet (WiBro service): SK Telecom

(b) Market Penetration

•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration required

•	Value-added telecommunications service providers: reporting required

(c) Factors of Competition : service fees, product quality, brand value and competitiveness of the distribution network

(5) Characteristics of Resource Supplies

(a) Communications Equipment Procurement

In accordance with the Government’s u-IT839 policy to build a broadband convergence network (BcN) that can offer a range of different types of services, the current trends are (i) the evolution of service providers-oriented using individual networks to a customer-oriented service convergence network (All-IP) and (ii) the introduction of a fiber-optic broadband network to provide a variety of services, such as TPSs.

As such, KT purchased in the first quarter of 2008 : (i) backbone network equipment such as WDM equipment, MSPP, DCS devices and routers; (ii) access network equipment such as FTTH/IP-xDSL equipment, switches and optical cables in order to deliver to our customers TPS and other services; (iii) equipment for network and service management such as servers, storages and security systems; and (iv) terminals for services such as mobile, IP-TV set-top boxes, and cordless telephone servers and WiBro devices in order to deliver new services.

(b) Capital Raising

With the highest credit rating among Korean companies (AAA), KT has issued: (i) in January 2008, Yen 12.5 billion publicly offered corporate bonds due 2011; (ii) in February 2008, Won 100 billion publicly offered corporate bonds due 2013; and (iii) in March 2007, US$ 160 million publicly offered corporate bonds due 2011 and 2012. KT has also improved its international credit rating by receiving an A3 from Moody’s Investors Services (“Moody’s”) in June 2005 and being assigned a positive outlook by Moody’s in September 2006. KT also received an A from Fitch Ratings in July 2007 during its regular appraisal.

(6) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws

•	Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws

•	Radio Regulation Law

•	Informatization related laws

•	Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws

•	Broadcasting Law, etc.

•	Others : Internet Multimedia Broadcasting Business Law (IP-TV related law)

(b) Government Regulations

The former Ministry of Telecommunications and Technology has been merged with the Broadcasting Committee, establishing an integrated regulatory body, the Korea Communications Commission. The new governing body is comprised of 5 executive members including one chairman. The organization is composed of 2 offices, 3 bureaus and 6 departments.

The Korea Communications Commission will be managing the convergent trend between broadcasting and communications, as well as assuring independence and public service. Also, it is expected to attend to matters relating to relevant licenses, permits and approvals; policy enactments; and other matters relate to the promotion of broadcasting and communications and the enhancement of global competitiveness.

The statements above are based on KT’s forecasts (analyses, assumptions, etc.) and offered for the sole purpose of providing a better understanding of KT at the present. Consequently, investors must not solely rely upon KT’s forecasts (analyses, assumptions, etc.) when making their investment decisions.

B. Current Status of KT

(1) Operations Outlook and Classification of Business

(a) Operations Outlook

The Korean communications market is currently in an overall state of stagnation as the leading services, including fixed-line telephones, high-speed Internet and mobile communications, have all reached maturity, caused in part by severe competition among its carriers. KT is no exception to this state of affairs as our local telephone, Megapass and KT-PCS services are all facing difficult business climates due respectively to: fixed-to-mobile changes and the active VoIP market, aggressive marketing and price offensive by competitors; and limited resale activity and increased marketing costs.

Despite the unfavorable environment, KT has made company-wide efforts to continuously reduce costs based on essential quality management and to treat customer value innovation as our top priority. Thanks to these efforts, as of the end of March 2008, Megapass has 6,627 thousand subscribers with 20,818 (ISDN included) thousand Local Telephony customers and 2,939 thousand KT-PCS customers. Further Ann subscriptions have been made, bringing the total number of Ann subscribers to 2,433 thousand. The total number of MyStyle customers remains steady at 1,843 thousand.

In the future, KT plans to promote its flat rate packages and digital Ann telephones in its fixed-line telephone business and provide differentiated VoIP services once VoIP number portability is allowed by the government. In the Broadband Internet arena, KT will aim for excellence by innovatively improving customer value from the viewpoint of customers (aka. the “First 1 Mile Project”) with continued provisions of the FTTH (Fiber-To-The-Home) services. Furthermore, as for its PCS resale business, KT will focus on expanding its current marketing base in line with the future 3G-based wireless market. Our WiBro (Wireless Broadband) business plans to further expand services to the Seoul metropolitan area and will aim to be a leader in the Mobile 2.0 era, the next generation mobile environment based on two-way communication. Also, our IPTV business will focus on actively catering to the TV portal market through MegaTV and, in the long term, by taking a leadership position in the communications broadcasting convergence market. We will also constantly expand our market share by enhancing our network-based care services, offering on- and off-line total solutions while expanding our Bizmeka service area to personalized services, such as medical and education services. In particular, we will combine our collective resources and major services to develop, through separate phases, a package service which shall represent KT’s new dynamic momentum for growth.

The statements above are based on KT’s forecasts (analyses, assumptions, etc.) and offered for the sole purpose of providing a better understanding of KT at the present. Consequently, investors must not solely rely on KT’s forecasts (analyses, assumptions, etc.) when making their investment decisions.

(b) Operations subject to Disclosure

KT’s main area of business is the telecommunications sector under the Korea Standard Industry Code.

(2) Market Share, etc.

Category	Operator	Market Share for Each Term (%)
		First Quarter of 27th Fiscal Year (March 31, 2008)	26th Fiscal Year (2007)	25th Fiscal Year (2006)
Local Telephone (On the Basis of Number of Subscribers)	KT	90.1	90.4	92.1
	Hanaro Telecom	8.9	8.8	7.5
	LG Dacom	1.0	0.8	0.4
Long Distance Telephone (On the Basis of Number of Subscribers)	KT	85.3	85.4	85.6
	LG Dacom	3.8	3.9	4.8
	Onse Telecom	1.8	1.8	2.1
	Hanaro Telecom	7.6	7.4	6.1
	SK Telink	1.5	1.5	1.4
Broadband Internet Subscriber (On the Basis of Number of Subscribers)	KT	44.3	44.3	45.2
	Hanaro Telecom	24.8	24.9	25.7
	LG Powercom	11.7	11.7	8.6
	SO	17.1	17.5	16.6

*	From 2004~2007, data was provided by the Ministry of Information and Communication, Republic of Korea (Data on long distance telephone provided by the Korea Telecommunications Operators Association). Due to the delay in the setup of the Korea Communications Commission, data as of the end of March 2008 is provided by the company for the convenience of the investors.

(3) Market Characteristics

Thanks to our household brand name and trust by our customers, KT’s local telephone business provides universal services for homes and businesses, and despite increased marketing by competitors, we maintain approximately 90% of the market share as of the end of March, 2008. Although PSTN sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones over traditional phones and the advancement of VoIP services coupled by the expansion of Local Number Portability (LNP) areas and changes to the relevant system, KT is committed to fending off a further decline in sales by increasing Average Revenue for User (ARPU) through sales of additional services, retention of existing customers with CRM and development of optional calling plans.

As for Broadband Internet, KT seeks to improve ARPU by providing competitive rates for its high-quality products, aided by the reorganization of its product lineup. KT is the leader in terms of both speed and quality in a market clouded by price competition, mostly made possible by our dominance in supplying FTTH services. Our ultimate goal is to be a market leader in offering next generation services, such as IPTV, through achieving 100 mega-bites access for ordinary households.

As for the KTF PCS resale services provided to our individual customers, revenue from such services are continuously growing despite the fierce competition over new customers, thanks to our MNP and ability to secure new customers. Furthermore, we are gradually enhancing our sales by establishing a 3G (WCDMA) resale operation base.

(4) Status and Forecast of New Business

In order to overcome present market obstacles with respect to the growth limits of the voice business market and the sluggish growth of Broadband Internet access services, KT has been actively involved in developing a wide range of new businesses with good growth prospects.

KT shall commit to creating a digital entertainment world that will enrich our customers’ lives through a ubiquitous environment which can be accessed into through any terminal anytime anywhere; to offering customer convenience solutions that customers may freely use without the limitations of time and space; and to offering business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, we strive to become a “Wonderful Life Partner” which accomplishes customer value innovation while realizing our customers’ hopes and visions.

KT’s WiBro operation offers Broadband portable Internet services, allowing omnipresent Internet access with high transmission speeds using personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and in 2006, KT successfully provided commercial WiBro services in limited areas. Since April of 2007, KT has actively been seeking to provide WiBro services in the Seoul area, including the major buildings and university campuses in the Seoul metropolitan area. Future plans to expand WiBro service areas into the Seoul metropolitan area are currently underway. As of 2007, KT WiBro services can be enjoyed by anyone with a mini-PC, WiBro laptop computer, WiBro phone which combines CDMA mobile phone with KT WiBro, and a laptop computer which is connected to a “dongle” shaped USB. Also, KT WiBro will be offered through various WiBro-modem-embedded mobile devices, such as PMPs and tablet PCs. KT will create a mobile culture for its customers through KT WiBro, which shall offer the users not only the basic function of Internet access but also other services, such as combined Webmail, two-way visual communications, remote control of home computers, tailored information services linked with real-time search and mobile UCC. Through KT WiBro, KT will lead the Mobile 2.0 generation, a next-generation mobile environment in which users may utilize information and contents they need through two-way communication.

Mega TV(IPTV) is a typical service which combines communications and broadcasting, brought about by the emergence of the convergence era between traditional industries and acceleration in the process of producing Broadband network and multimedia contents. Mega TV can be briefly defined as services which encompass: (1) traditional Internet services, such as information searches, games, message exchanges, and shopping, which until now users could only access using their personal computers; (2) VOD(Video on Demand) services, allowing users to watch a variety of contents, such as movies, dramas and educational programs, at any time; and (3) convergence services which enable users to conveniently enjoy, with simple operation, high definition programs via Broadband Internet networks and TV. At the present, service is provided on VOD without real-time broadcasting due to regulatory loopholes. However, following the passage of the Korean Internet Multimedia Broadcasting Business Law in December 2007, KT plans to provide real IPTV service, including real-time broadcasting in 2008, while continually aiming for growth as a digital entertainment company.

‘SoIP(Service over Internet Protocol)’ is a service that provides video communication, SMS and a variety of information and data based multimedia applications, along with plain IP-based voice. SoIP as a service is composed of various services ranging from ‘Low-end SoIP’ to ‘High-end SoIP’. It belongs to the next generation of businesses which will provide a new profit stream by enabling new experiences and value to customers in the upcoming, all-IP era. Specifically, ‘Low-end SoIP’ provides low-priced and convenient telephone services via voice IP phone; ‘Mid-end SoIP’ provides a variety of daily life related services and visual communication through video IP phones; and ‘High-end SoIP’ provides value added services such as entertainment through the convergence of telecommunication, appliance devices, and a variety of applications.

The new businesses mentioned above are expected to not only bring about a favorable business outcome to KT, but also help maintain its existing fixed-line market share, and promote its competitiveness in high-speed Internet services. KT, based on its past success in the area of industry-service convergence, intends to continue to develop and nurture new businesses so that it can become a pioneer in the areas of fixed-mobile consolidation, communications-broadcasting-home appliances convergence and cross-industry convergence.

The statements above are based on KT’s forecasts (analyses, assumptions, etc.) and offered for the sole purpose of providing a better understanding of KT at the present. Consequently, investors must not solely rely on KT’s forecasts (analyses, assumptions, etc.) when making their investment decisions.

(5) Organization Chart

2. Matters related to Revenue

A. Performance in terms of revenue

(Unit: in millions of Won)

Items	First Quarter of 27th Fiscal Year	First Quarter of 26th Fiscal Year	26th Term
Internet Connection	528,148	526,118	2,118,670
Internet Application	106,928	91,265	389,884
Data	402,394	406,944	1,627,923
Telephone	1,023,151	1,056,456	4,184,668
LM	364,147	411,948	1,597,203
Wireless	419,898	380,359	1,511,452
System Integration (SI)	55,509	45,504	260,555
Real Estate	58,744	45,890	218,182
Others	8,089	7,879	27,845
Total	2,967,008	2,972,363	11,936,382

B. Routes and Methods of Sales

(1) Organization Structure of Sales

(2) Sales Path

•	Branch offices offer sales of goods and customer service

•	Subscription to goods and services through sales agencies: sales agencies, intern stores, specialty stores, specific service providers, Tel-Plazas, fixed-mobile combination stores, affiliates

•	Subscription to goods and services through the Internet (Cyber Customer Management Center)

•	Attracting new subscribers and increasing cross-sales through business sales agreements

•	Utilizing distribution routes through cooperation with other carriers

(3) Methods and Conditions of Sales

(a) Sales Methods

•

Service fees shall be paid in cash (wire transfer, direct bank transfer, credit cards, etc.), fixed and cordless telephones shall be operated on a unit pricing system or partial flat rate system and Internet access shall be operated on a flat rate system

•	Sale of terminals may involve installment payments

•	Rental of terminals shall be subject to monthly charges, and a discounted rate shall be applied during the contract period

•	Distribution fees shall take the form of acquisition or maintenance fees

(b) Conditions for Sales

•	Discount of Service Fees in accordance with the Period of Use

-	Discount in accordance with period of use

Category	1 Year	2 Years	3 Years	4 Years
Megapass	5%	10%	15%	20% (limited to Ntopia/Special)
KORNET (Express/Premium)	5%	10%	15%	—
Mega TV	5%	10%	20%	—

-	Additional discounts available for subscribers who have used the following service for at least 3 years

Category	After 1 Year	After 2 Years	After 3 Years	After 4 Years
Megapass	2%	3%	5%	-
KORNET (Express/Premium)	2% (When subscribers sign up for an additional 1 year agreement)	3% (When subscribers sign up for an additional 2 year agreement)	5% (When subscribers sign up for an additional 3 year agreement)	When subscribers enter into an additional agreement

•	Major Package Discounts

Megapass + SHOW	Megapass	SHOW
	3~10% Additional discount for service fees according to Agreement terms	10% Discount for monthly service fees (5% for Megapass subscriptions without long-term discount agreements)

Megapass + KT WIBRO	Megapass	KT WIBRO
	3~10% Additional discount for service fees according to Agreement terms	10~20% Discount for monthly service fees according to rate system

Megapass + Mega TV	Megapass	Mega TV
	0~5% additional discount for service fees	0~5% Discount according to Megapass product-type in use

•	Discounts for Multiple Leased-Lines Subscriptions
-	Local Leased-Line

Category	30,001~40,000 lines	40,001~60,000 lines	Above 60,001 lines	Note
Discount Rate	4%	5%	6%	Limited to Circuits below Low-Speed (300bps)Level

-	Long Distance Leased-Line

Category	5~9 lines	Above 10 lines	Note
Discount Rate	5%	10%	-

*	Please refer to the explanations for each service provided on our Company Website or the relevant Terms and Conditions for further details.

(4) Sales Strategy

(a) Broadband Internet Service

•	Enhance competitiveness by getting ahead in both quality and speed of FTTH offerings

•	Satisfy various customer needs and provide differentiated services through additional Megapass services

•	Promote high-quality products and increase sales through up-selling and retention of existing customers

(b) WiBro Service

•	Improve distribution networks and strengthen terminal design and line-up for the purpose of growing client base

•	Promote cultural marketing through experience stores and target marketing, such as WiBro, U-Campus, laptop rental and securities, etc.

•	Stimulate early market interest through promotional rate plans and combination products

(c) IPTV Service

•	Sell VOD-based Mega TV products to Megapass customers nationwide

•	Expand client base by offering free set-top box rentals (with a 3 year contract) and opportunities to experience KT services

•	Increase synergy, such as up-selling and customer retention, through promoting combination products with Megapass

(d) Data Service

•	Promote customer value by offering high-quality exclusive networks which are stable and unique

•	Offer customized services through professional consulting

(e) Telephone Service

•	Focus on retaining local call subscriber base by preventing LNP transfers and cancellations

•	Increase sales efficiency by target marketing based on analyses of customers’ use patterns

•	Promote customer loyalty with the Care Program, designed specifically for each customer, and by developing services based on specific customer needs

•	Retain existing customers and fend off internet telephone companies through optional calling plans and development of combination products

(f) Wireless Service

•	Attract good customers from other providers as well as new customers through the adoption of stand-out sales policies

•	Focus on customer retention by engaging in Care activities toward VIP customers

•	Develop additional services and improve the quality of terminals and Customer Service (CS) in collaboration with KTF

(g) Bundling Service

•	Retain existing customers by developing and promoting new Megapass based combination products and recruiting new clients for services such as KT WiBro and SHOW

•	Customer retention through continued development and sale of combination products of major services

3. Derivative Products and Others

(refer to Note 32 of attached audit report)

4. Research and Development Activities

A. Research and Development costs

Category		First Quarter of 2008	2007	2006	Notes
Raw material		—	—	—	-
Labor cost		18,805	65,478	62,363
Depreciation		11,228	49,524	48,825	-
Commissions		126	20,239	20,450	-
Others		38,943	236,605	242,943	-
Total R&D costs		69,102	371,846	374,581	-
Accounting treatment	Research and ordinary development costs	56,812	260,445	273,969
	Development cost(intangible asset)	12,290	111,401	100,612
Percentage of R&D costs over revenue		2.33%	3.12%	3.18%	-

5. Other matters necessary for making investment decisions

A. Summary of Outside Funding

[Domestic Funding]			(Unit: in millions of Won)
Source	Balance at the Beginning of the Term	New Fundraising	Reduction due to Return, etc.	Term-End Balance	Note
Bank	44,602	140,000	146,155	38,447	Including short-term loan of 140 billion
Insurance Company	—	—	—	—
Merchant Bank	—	—	—	—
Credit Specialty Financial Company	—	—	—	—
Mutual Savings Bank	—	—	—	—
Other Banking Institutions	—	—	—	—
Total: Financial Institutions	44,602	140,000	146,155	38,447
Corporate Bond (Public Subscription)	3,630,000	383,697	200,000	3,813,697
Corporate Bond (Private Subscription)	—	—	—	—
Capital Increase (Public Subscription)	—	—	—	—
Capital Increase (Private Subscription)	—	—	—	—
Other	—	260,000	260,000	—	Commercial Paper
Total: Capital Market	3,630,000	643,697	460,000	3,813,697
Loan from Shareholders’ Officers’ Subsidiaries	—	—	—	—
Other	—	—	—	—
Total	3,674,602	783,697	606,155	3,852,144

(Note) Total amount of corporate bonds issued during this term

-	Publicly subscribed: Won 383,697 million
*	Exchange rate for foreign currency denominated bonds (as of March 31, 2008): 1USD = 991.7, 1JPY = 10

[Overseas Funding]	(Unit: in millions of Won)

Source	Balance at the Beginning of the Term	New Financing	Reduction due to Return, etc.	Term-End Balance	Note
Financial Institution	—	—	—	—
Overseas Securities (Corporate Bond)	1,407,300	80,250	—	1,487,550	Including increase from translation to won following depreciation of Won against dollar
Overseas Securities (Stocks, etc.)	—	—	—	—
Asset-Backed Securitization	—	—	—	—
Other	—	—	—	—
Total	1,407,300	80,250	—	1,487,550

*	1 US$ = 938.2 (as of January 1, 2008), 1 US$ = 991.7 (as of March 31, 2008)
*	Effect of conversion from fluctuation of foreign exchange rate is reflected in “New Financing”

B. Credit Rating for Last 3 Years

(1) Overseas Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
07/02/2007	–	A	Fitch : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
04/02/2007	2007 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment
04/02/2007	2007 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment
09/26/2006	–	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
09/04/2006	–	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment
04/25/2006	2006 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment
04/24/2006	2006 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment

(2) Domestic Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
03/20/2008	Corporate Bond	AAA	Korea Information Service, National Information & Credit Evaluation, Korea Ratings	Regular
02/18/2008	Corporate Bond	AAA	Same as above	“
12/27/2007	Corporate Bond	AAA	Same as above	“
03/22/2007	Corporate Bond	AAA	Same as above	“
06/27/2007	Commercial Paper	A1	Korea Information Service	“
06/21/2007	Commercial Paper	A1	National Information & Credit Evaluation	“
06/29/2006	Commercial Paper	A1	Korea Information Service	“
06/28/2006	Commercial Paper	A1	Korea Ratings	“

*	Korea Information Service: Korea Information Service Inc., Korea Ratings: Korea Ratings Corporation, National Information & Credit: National Information & Credit Evaluation Inc.
-	Top Credit Ratings (AAA, A1) were rewarded to the company’s existing corporate bonds and commercial papers at its annual credit assessment
-	Corporate Bond: 10 rating categories from AAA to D, Commercial Paper: 6 rating categories from A1 to D

III. Financial Information

1. Summary of Financial Statements (Non-Consolidated)

As of the end of December 31

(in million Won)

Classification	2008.1Q	2007	2006	2005	2004
Current Assets	3,058,722	3,310,412	3,239,188	3,418,917	5,295,663
• Quick Assets	2,953,528	3,188,309	3,146,206	3,303,033	5,194,983
• Inventory	105,194	122,103	92,982	115,884	100,680
Fixed Assets	14,537,399	14,606,770	14,723,145	14,517,592	14,818,373
• Investments	3,468,751	3,458,580	3,661,067	3,453,071	3,415,390
• Tangible assets	10,370,956	10,448,618	10,398,084	10,411,523	10,637,059
• Intangible assets	412,644	439,738	470,782	443,098	299,106
• Other non-current assets	285,048	259,834	193,212	209,900	466,818
Total Assets	17,596,121	17,917,182	17,962,333	17,936,509	20,114,036
Current Liabilities	2,455,674	2,991,341	3,270,249	3,079,999	6,144,047
Fixed Liabilities	6,528,167	6,065,948	6,143,004	6,807,214	6,523,476
Total Liabilities	8,983,841	9,057,289	9,413,253	9,887,213	12,667,523
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,276,597	1,278,590	1,440,910	1,440,258	1,440,258
Capital Adjustments	-3,815,647	-3,815,786	-3,817,717	-3,870,288	-3,969,757
Accumulated Comprehensive Income	-1,855	-6,774	10,978	119,658	15,877
Retained Earnings	9,592,187	9,842,865	9,353,911	8,798,670	8,399,137
Total Capital	8,612,280	8,859,893	8,549,080	8,049,296	7,446,513

For the years ended December 31

(in million Won)

Classification	2008.1Q	2007	2006	2005	2004
Sales	2,967,008	11,936,382	11,856,009	11,877,272	11,850,819
Operating Income	333,043	1,433,722	1,756,228	1,659,883	2,127,119
Ordinary Income	197,760	1,274,725	1,574,460	1,376,429	1,799,798
Net Income	154,075	981,967	1,233,449	1,031,810	1,255,522

2. Summary of Financial Statements (Consolidated)

As of the end of December 31

(in million Won)

Classification	2007	2006	2005	2004	2003
Current Assets	5,642,799	5,981,420	6,131,744	6,808,977	4,731,931
• Quick Assets	5,343,695	5,744,225	5,771,631	6,434,658	4,367,098
• Inventory	299,104	237,195	360,113	374,319	364,833
Fixed Assets	18,484,086	18,261,914	18,556,973	19,664,255	20,824,744
• Investments	472,166	533,947	792,669	913,844	1,211,358
• Tangible assets	15,288,002	15,167,429	15,087,032	15,721,455	16,373,943
• Intangible assets	1,735,323	1,959,591	2,133,199	2,184,689	2,427,398
• Other non-current assets	988,595	600,947	544,073	844,267	812,045
Total Assets	24,126,885	24,243,334	24,688,717	26,473,232	25,556,675
Current Liabilities	5,078,621	5,423,115	4,822,341	8,334,490	5,915,601
Fixed Liabilities	7,910,498	8,122,915	9,476,442	9,112,362	11,244,454
Total Liabilities	12,989,119	13,546,030	14,298,783	17,446,852	17,160,055
Minority Interest	2,276,003	2,267,252	2,518,213	1,809,577	1,849,303
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,272,634	1,292,475	1,389,222	1,291,617	1,308,612
Capital Adjustments	-3,815,786	-3,817,717	-3,868,078	-3,967,270	-3,972,244
Accumulated Comprehensive Income	142	-5,772	3,166	-1,782	-33,349
Retained Earnings	9,843,775	9,400,068	8,786,413	8,333,240	7,683,300
Total Capital	11,137,766	10,697,304	10,389,934	9,026,380	8,396,620

For the years ended December 31

(in million Won)

Classification	2007	2006	2005	2004	2003
Revenues	18,660,082	17,824,880	17,155,455	17,068,371	16,067,779
Operating Income	1,745,341	2,383,376	2,430,942	2,480,532	1,822,436
Income from continuing operations	1,096,774	1,509,721	1,365,010	1,431,147	1,057,429
Net Income	1,170,978	1,509,717	1,360,036	1,431,147	1,057,429
Consolidated Net Income	1,056,227	1,291,863	1,085,450	1,282,216	821,734
Number of consolidated companies	28	23	21	13	14

IV. Auditors’s Opinion

1. Auditor

1st Quarter of 2008	1st Quarter of 2007	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC.	Deloitte Anjin LLC.	KPMG Samjong Accounting Corp.

2. Audit(or Review) Opinion

Term	Audit(or Review) Opinion	Issues noted
1st Quarter of 2008	-	Not Applicable
1st Quarter of 2007	-	Not Applicable
2007	Unqualified	Not Applicable
2006	Unqualified	Not Applicable

3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Unit in million won)

Term	Auditor	Contents	Fee	Total Hours
1st Quarter of 2008	Deloitte Anjin LLC	Semi-annual review (consolidated and non-consolidated) Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	2,200	3,369
2007	Deloitte Anjin LLC	Semi-annual review (consolidated and non-consolidated) Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	1,985	37,000
2006	KPMG Samjong Accounting Corp	Semi-annual review (consolidated and non-consolidated) Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit US GAAP Semi-annual review US GAAP financial statements audit	2,717	35,000

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees under the Board

A. Matters on the Board of Directors

(1) Organization

(a) Rights of the Board of Directors

•	Convocation of general meeting of shareholders

•	Approval of budget

•	Approval of financial statements and business report

•	Establishment, transfer and closing of branch offices

•	Material organizational changes such as dissolution, business transfer, merger and acquisition, etc.

•	Issuance of new shares and disposal of forfeited shares and fractions of shares

•	Grant and revocation of stock purchase options

•	Bond subscription

•	Long-term loans in excess of loan plan under the Company budget

•	Deciding matters on issuance of convertible bonds and bonds with warrants

•

Establishment of subsidiaries and disposal of shares in an amount not less than KRW 10 billion (Disposal of shares in an amount not more than KRW 10 billion is included if it is accompanied by a transfer of management rights)

•	Investment and guarantee for other enterprises (Guarantee for the subsidiaries is included if the guarantee amount is not less than KRW 10 billion)

•	Acquisition and disposal of lands and buildings, the value of which exceeds KRW10 billion

•	Contribution or donation of an amount not less than KRW 100 million

•	Amendment of the Articles of Incorporation

•	Establishment and amendment of regulations regarding the Board of Directors

•	Determination on the number and remuneration of executive managers who are not standing directors and regulations of severance payment for senior management

•	Reduction of capital and share retirement

•	Appointment and dismissal of directors

•	Issue of shares below par value

•	Exemption of directors from their liabilities to the Company

•	Decisions on share dividend

•	Approval of transactions between the largest shareholder of the Company and affiliated persons, and report of such transactions to the general meeting of shareholders

•	Capitalization of reserves

•	Approval of transaction between the Company and a director of the Company

•	Establishment and operation of committees under the board of directors and appointment of the committee members

•	Determination of expert advisors for directors

•	Organization of the President Recommendation Committee

•	Determination of screening standards for President candidates

•	Assessment of the President’s performance under the management contract and proposal of dismissal

•	Decision on standard and payment method of remuneration for the President and standing directors

•	Consent on the President’s recommendation and proposal of dismissal of standing officer candidates

•	Decision on terms of contracts with the President regarding management goals etc.

•	Mid to long-term management plans

•	Large scale internal transactions and other internal transactions under the Monopoly Regulation and Fair Trade Act referred to in the following:

i) transaction of suspense payments, loans or other ii) transaction of securities such as shares, corporate bonds or others iii) transaction of real estate, incorporeal asset or other

•	Appointment and dismissal of representative director pursuant to the latter part of Clause 1, Article 25 and latter part of Clause 2, Article 25 of the Articles of Incorporation

•	Determination of duties of the representative director pursuant to the latter part of Clause 1, Article 25 of the Articles of Incorporation

•	Account closing and major management performance for each quarter of a fiscal year

•	Operation of internal accounting management system and review and report on such operation

•	Other matters determined to be necessary by the Board of Directors or the President, or matters authorized under relevant statutes and Articles of Incorporation

(b) Disclosure of personal information of Director Candidates before General Meeting of Shareholders and Recommendation of Shareholders

•	Notice and Announcement of business information: February 5, 2008 (*Date of the General Meeting of Shareholders: February 29, 2008)

•	2 Standing Director Candidates, 2 Outside Director Candidates (including an outside Director Candidate who is an audit committee member)

- Candidates for Standing Director

Name	Jong-Lok Yoon

Date of Birth	December 17, 1957

Major Occupations and Background

(Present) Vice President, KT Corporation (Head of New Business Group)

Bachelor of Aerial Communication, Korea Aerospace University, 1980

Master of Electronics Engineering, Yonsei University, 1992

Telecommunication Course, Michigan State University, 1996

Chief Executive Office Course, Seoul National University, 2003

Joined KT Corporation, 05/1980

Chief of e-Biz Business Unit, 03/2001 ~ 02/2003

Chief of Marketing Planning Business Unit, 02/2003 ~

12/2003

Chief of Technology Business Unit, 12/2003 ~ 06/2004

Chief of New Project Planning Business Unit, 07/2004 ~ 08/2005

Chief of Development & Strategy Group, 09/2005 ~ 11/2005

Chief of R&D Group, 11/2005 ~ 11/2006

Chief of New Business Group, 11/2006 ~ Present

Recommender	Representative Director, President (approved by the board of directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	02/29/2008 ~ Date of Annual General Meeting of Shareholders, 2009

Name	Jeong-Soo Suh

Date of Birth	January 10, 1958

Major Occupations and Background

(Present) Vice President, KT Corporation (Head of Planning Group)

Bachelor of Economics, Sungkyunkwan University, 1984

Master of Business Administration, Yonsei University, 1988

Joined KT Corporation, 02/1983

Partnership Promotion Team Manager, Privatization Promotion Committee, 02/2001 ~ 02/2002

Head of Global Business Unit, 02/2002 ~ 08/2002

Head of Privatization Promotion Unit, 08/2002 ~ 01/2003

Head of Financial Management Office, 01/2003 ~ 11/2004

Head of Planning & Coordination Office, 12/2004 ~ 08/2005

Head of Planning Group, 09/2005 ~ Present

Recommender	Representative Director, President (approved by the board of directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	02/29/2008 ~ Date of Annual General Meeting of Shareholders, 2008

- Candidates for Outside Director who are to act as Audit Committee Member

Name	Jeong-Suk Koh

Date of Birth	May 22, 1957

Major Occupations and Background

(Present) President, Ilshin Investment Co., Ltd.

Bachelor of Business Administration, Seoul National University, 1980

Master of Business, Science, KAIST, 1982

Doctor of Business Administration, MIT, U.S., 1989

Ilshin Spinning Co., Ltd., Planning Department, 1982 ~ 1983

Graduate School of Business Administration, MIT, U.S., Teaching & Research Assistant, 1983 ~ 1989

McKinsey & Co., Consultant, 1989 ~ 1991

President, Ilshin Investment Co., Ltd., 1991 ~ Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	02/29/2008 ~ Date of Annual General Meeting of Shareholders, 2011

- Candidates for Outside Directors who are to act as Audit Committee Member

Name	Gyu-Taeg Oh

Date of Birth	February 20, 1959

Major Occupations and Background

(Present) President, Korean Fixed Income Research Institute

Bachelor of Economics, Seoul National University, 1981

Master of Business Science, KAIST, 1983

Doctor of Economics, Yale University, U.S., 1991

Certified Public Accountant, Deloitte Anjin LLC, 1983 ~ 1986

Expert Consultant, Kidder Peabody & Co., 1991

Assistant Professor, University of Iowa, 1991-1995

Professor, Graduate School of Business Administration, Joongang University, 1995 - present

President, Korea Fixed Income Research Institute, 1999 – present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	02/29/2008 ~ Date of Annual General Meeting of Shareholders, 2011

(c) Establishment and Organization of Outside Director Candidate Recommendation Committee

•	Enactment of regulations for operation of Outside Director Candidate Recommendation Committee (01/20/2003)

•	Appointment of Members and Chairman of Outside Director Candidate Recommendation Committee (12/13/2007)

Name	Outside Director	Note
Jeong-Ro Yoon	O	At least 1/2 of the directors shall be outside directors (satisfied the requirement of Clause 3, Article 191-16 of the Securities and Exchange Act)
Do-Whan Kim	O
Kon-Sik Kim	O
Jong-Kyoo Yoon	O
Chang-Yop Yi	O
Jeong-Soo Suh	X

(d) Current Status of Outside Directors (As of March 20, 2008)

Name	Experience	Relationship with the Largest Shareholder, etc.	Participation in internal and external training programs
Jeong-Ro Yoon	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	Not Applicable

Do-Whan Kim	- Researcher, KISDI - (Present) Professor, Business Administration, Sejong University	Not Applicable

Kon-Sik Kim	- Vice President, Korea Institute of Directors - (Present) Professor, College of Law, Seoul National University	Not Applicable

Jong-Kyoo Yoon	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Chang	Not Applicable	• Regular course for directors - Participant: Gyu-Taeg Oh - Period : Feb.12~Apr.15 - Hosted by the Korea Directors Association

Paul C. Yi (Chang Yop Yi)	- President, Hershey Food Corporation Korea Branch - President, Nong Shim Kellogg Co. - (Present) President, Coca-Cola Korea Co., Ltd.	Not Applicable

Jeong-Suk Koh	- Teaching & Research Assistant, MIT School of Business, U.S. - McKinsey & Co. Consultant - (Present) President, Ilshin Investment Co., Ltd.	Not Applicable

Gyu-Taeg Oh	- Deloitte Anjin LLC - (Present) President, Korea Fixed Income Research Institute	Not Applicable

*	Outside Director Committee supporting team : Innovation Planning Department Corporate Governance Team

Manager : Kwon Oh Hwan Director (8231) 727 0662

(2) Operation of the Board of Directors

(a) Operational Rules of the Board of Directors

•	Convocation: by the President or the Chairman

•	Issues to be Submitted and Discussed: Please refer to “Rights of the Board of Directors” specified above

•

Resolution: A resolution of the Board of Directors Meeting shall be adopted by the affirmative vote of the majority of directors present at the meeting, provided that the majority of the registered directors are present at the meeting.

- A resolution shall be adopted by the affirmative vote of two thirds of the registered directors in the event of sale of a subsidiary’s shares accompanied by transfer of the management right.

- A resolution shall be adopted by the affirmative vote of two thirds of the registered outside directors in the event that such resolution is on dismissal of the President.

(b) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Note
First	Jan.11	1) Report on KT’s major management issues	Original proposal received	-

Second	Jan.17	2) Approval of Financial Statements of the 26th Term	Original proposal approved	-

		3) Business Report of the 26th Term	Original proposal approved

		4) Funds Plan of 2008	Proposal received

Third	Jan.30	5) Approval on recommendation of candidates for standing directors	Original proposal approved	-

		6) Recommendation of candidates for the Audit Committee members	Original proposal approved

		7) Convocation of Regular General Meeting of Shareholders of 26th Term	Original proposal approved

		8) Approval of Financial Statements of the 26th Term	Original proposal approved

		9) Business Report of the 26th Term	Original proposal approved

		10) Management appraisal on fiscal year 2007 and future plans	Original proposal received

		11) Report on operational condition of internal accounting management system of Fiscal Year 2007	Original proposal received

		12) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by the Audit Committee)	Original proposal received

		13) Report on validity of the Audit Committee	Original proposal received

		14) Proposal on standards and method of payment of remuneration of President and Executive Directors	Original proposal approved

		15) Approval of the proposal on limit on remuneration of Directors for 2008	Original proposal approved

		16) Amendment of the Rules on Severance Payment for Executive Directors	Amended proposal approved

		17) Approval of the proposal on the employment contract for the management	Original proposal approved

		18) Approval of a joint venture for the acquisition of basic technology on object advertisement	Original proposal approved

Fourth	Feb.13	19) Proposal on the organization of Board of Directors	Original proposal approved	-

Fifth	Feb.29	20) Appointment of the Chairman of the Board of Directors and members of the committees under the Board of Directors	Members and chairman appointed	-

Sixth	Mar. 27	21) Proposal on long term incentive	Original proposal approved	-

		22) Disposal of long term equities	Original proposal approved

		23) Approval of the limit on transactions with KTF for 2008	Original proposal approved

		24) Approval of the online middle and high school business plan	Conditional approval

		25) Amendment of the audit committee’s policies and procedures	Original proposal approved

		26) Amendment of policies on the board of directors and internal accounting management	Original proposal approved

(c) Main Activities of the Outside Directors at the Board of Directors Meetings

Meeting	Date	Number of outside directors present (total number of outside directors)	Note
1st	Jan.11	7(7)	-
2nd	Jan.17	7(7)	-
3rd	Jan.30	6(7)	-
4th	Feb.13	7(7)	-
5th	Feb.29	7(7)	-
6th	Mar.27	7(7)	-

(d) Status of the Organization of the Committees under the Board of Directors

Title	Organization	Name	Purpose of Establishment and Authority	Note
Evaluation & Compensation Committee	5 Outside Directors	Jong-Kyoo Yoon (Chairperson) Jeong-Ro Yoon Do-Whan Kim Jeong-Suk Koh Gyu-Taeg Oh	Management Agreement with President, Assessment, etc.	-

Executive Committee	3 Standing Directors	Joong-Soo Nam (Chairperson) Jong-Lok Yoon Jeong-Soo Suh	Management and financial matters authorized by the Board of Directors	-

Related-party Transaction Committee	4 Outside Directors	Kon-Sik Kim (Chairperson) Do-Whan Kim Paul C. Yi Jeong-Suk Koh	Review on internal transactions

Outside Director Candidate Recommendation Committee	5 Outside Directors, 1 Standing Director	Jeong-Ro Yoon (Chairperson) Do-Whan Kim Kon-Sik Kim Jong-Kyoo Yoon Paul C. Yi Jeong-Soo Suh	Reviewing the qualifications of potential candidates and proposing nominees to be elected at the annual general shareholders meeting

Audit Committee	4 Outside Directors	Do-Whan Kim (Chairperson) Jeong-Ro Yoon Jong-Kyoo Yoon Gyu-Taeg Oh	Matters related to accounting and audit

(e) Activities of the Committees under the Board of Directors

[Evaluation & Compensation Committee]

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Jong Kyoo Yoon	Jeong Ro Yoon	Stuart B. Solomon	Do-Whan Kim	Thae Surn Kwarg
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 50%
Voting Result
Jan.16	1) Comprehensive report on FY2007 CEO management assessment, a progression index	Proposal received	For	For	For	For	For

	2) Improvement of CEOs evaluation and remuneration model	Proposal received	For	For	For	For	For

Jan.29	3) Improvement of CEOs evaluation and remuneration model	Original proposal approved	For	For	For	For	Absent

	4) Proposal for remuneration standards and payment methods for the President and standing directors	Proposal received	For	For	For	For	Absent

	5) Proposal for limit on remuneration of directors for 2008	Amended proposal approved	For (amended)	For (amended)	For (amended)	For (amended)	Absent

	6) Amendment of the Rules on Severance Payment for Executive Directors	Original proposal approved	For	For	For	For	Absent

Feb.13	7) Result of 2007 CEO management assessment	Original proposal approved	For	For	For	For	For

	8) 2008 CEO management goal	Original proposal approved	For	For	For	For	For

*	Members of the Board of Directors elected on February 29, 2008(Jong-Kyoo Yoon, Jeong-Ro Yoon, Do-Whan Kim, Jeong-Suk Kim, Gyu-Taeg Oh)

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Jong Kyoo Yoon	Jeong Ro Yoon	Do-Hwan Kim	Jeong-Suk Koh	Gyu-Taeg Oh
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 1000%
Voting Result
Mar.25	9) Plan on evaluation and management of FY2008 CEO goals	Original proposal approved	For	For	For	For	For

	10) Payment of long-term performance compensation	Amended proposal approved	For (amended)	For (amended)	For (amended)	For (amended)	For (amended)

[Standing Committee]

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Joong-Soo Nam	Jong-Lok Yoon	Jeong-Soo suh
			Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Mar.3	1) Establishment of Global VC Partner Network	Original proposal approved	For	For	For

[Related-party Transactions Committee]

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Kon-Sik Kim	Do-Hwan Kim	Paul C. Yi	Jeong-Suk Koh
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Mar.25	1) Approval of the limit on transactions with KTF for 2008	Original proposal approved	For	For	For	For
	2) Approval of continual transactions with affiliates for FY2008	Original proposal approved	For	For	For	For

[Outside Director Candidate Recommendation Committee]

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Jeong-Ro Yoon	Do-Whan Kim	Kon-Sik Kim	Jong-Kyoo Yoon	Paul C. Yi
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 1000%
Voting Result
Jan.3	1) Support plan for the recommendation of outside director candidate	Original proposal approved	For	For	For	For	For

	2) Report on activities plan of the research agency	Original proposal approved	For	For	For	For	For

Jan.11	3) Organization of candidate recommendation advisory council	Advisory council organized	For	For	For	For	For

Jan.16	4) Evaluation of KT Outside Director Candidates and Discussion on Recommendation Method	Discussed	For	For	For	For	For
	5) Recommendation of Candidates for Outside Directors - Jeong-Suk Koh, Jung-Soo Kim, Gyu-Taeg Oh	Candidates confirmed	For	For	For	For	For
	6) Recommendation of Candidates for Outside Directors - Jeong-Suk Koh, Gyu-Taeg Oh	Candidates confirmed	For	For	For	For	For

B. Audit Committee

(1) Matters on Audit Institution

(a) Establishment, Method of Organization, etc. of Audit Committee (Auditors)

•	Purpose of operational regulations for Audit Committee

-	To regulate matters necessary for effective operation of Audit Committee

•	Rights and Duties

-

The Audit Committee may audit the Company’s accounting and business affairs, and demand, whenever necessary, directors of the Company to report on the relevant matters thereof. The Committee may handle the matters provided for under the relevant statutes, the Articles of Incorporation or the operational rules of the Audit Committee and those matters authorized by the Board of Directors.

•	Members of the Audit Committee shall be appointed by a resolution of the general meeting of shareholders, and at least one financial expert must be appointed as a member.

(b) The Audit Committee’s Internal Device for Access to Management Information Necessary for Audit

•	Types of Meetings

-	The Committee shall hold a regular meeting in the first month of every quarter of a year and may hold an extraordinary meeting whenever necessary

•	Right of Convocation

-	The Audit Committee Meeting shall be convened by the Chairman of the Committee upon the request of the President or a member of the Committee.

•	Convocation Process

-

The Chairman shall send every member of the Committee a notice specifying date, location and agenda of the meeting through facsimile, telegram, registered mail or other electronic measures, at least 3 days before the date of the meeting

•	The Committee shall deliberate on or resolve the following matters:

-	Matters on the General Meeting of Shareholders

•	Request to the Board of Directors to convene an extraordinary meeting of shareholders

•	Investigation and statement on agenda and documents of the General Meeting of Shareholders

-	Matters on Directors and Board of Directors

•	Report to the Board of Directors on a director’s activities that are in violation of relevant statutes or the Articles of Incorporation

•	Preparation and submission of Audit Report on financial statements, etc. that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a director

•	Request for a report on the performance of directors

•	Assessment report of operational status of internal accounting management system

•	Assessment report on audit committee

•	Matters authorized by the Board of Directors

-	Matters on Audit

•	Request on performance of directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Commercial Code

•	Receipt of report from a director

•	Representation of the Company in a lawsuit between a director and the Company

•	Decision on institution of a lawsuit upon a minority shareholder’s request for institution of a suit against directors

•	Approval for appointment, change or dismissal of an external auditor (the “Auditor”)

•	Receipt of reports made by the Auditor on a director’s misconduct in the course of performing his duties or a material fact that is in violation of relevant statutes or the Articles of Incorporation

•	Receipt of reports made by the Auditor on the Company’s violation of accounting standards etc.

•	Assessment on audit of the Auditor

•	Assessment on independence of the Auditor

•	Pre-approval on services provided by the Auditor

•	Auditing plans for the year and the audit result

•	Assessment on the internal control system

•	Verification of corrective measures regarding audit results

•	Approval for appointment and proposal for dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimates

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of whistle-blowing system

-	Other Matters Provided by the Relevant Statutes and the Articles of Incorporation

•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities.

(c) Personal Information of Members of the Audit Committee

Name	Experience	Note
Do-Whan Kim	- Researcher, KISDI - (Present) Professor, Business Administration & Accounting, Sejong University	-

Jeong-Ro Yoon	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	-

Jong-Kyoo Yoon	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Chang	-

Gyu-Taeg Oh	- Vice Representative, Deloitte Anjin - (Present) President, Korea Fixed Income Research Institute	-

(2) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note
First	Jan.16	1) Approval of Financial Statements of 26th Term	Original proposal approved	-
		2) Business Report of 26th Term	Original Proposal approved
		3) Report on Final Audit of Fiscal Year 2007	Original proposal received
		4) Report on Audit Records of 2007 and Audit Plan for 2008	Original proposal received

Second	Jan.29	5) Approval of Financial Statements of 26th Term	Original proposal approved	-
		6) Business Report of 26th Term	Original proposal approved
		7) Report on operational condition of internal accounting management system of Fiscal Year 2007	Original Proposal received
		8) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by Audit Committee)	Original Proposal received
		9) Report on Validity of the Audit Committee	Original Proposal received

Third	Feb.13	10) Report on agenda of General Meeting of Shareholders for 26th Term and Result on Document Investigation	Original Proposal received	-
		11) Written Opinion on operational status of internal compliance device of the Audit Committee	Original Proposal received
		12) Audit Report for Regular General Meeting of Shareholders of 26th Term	Original Proposal received

Fourth	Mar.25	13) Appointment of the Chairperson of the Audit Committee	Chairperson appointed	-
		14) Report on the result of consolidated settlement of account for Fiscal Year 2007	Original Proposal received
		15) Approval of remuneration to independent auditor for fiscal year 2008	Conditional approval
		16) Approval of consolidated company’s independent auditor and remuneration for fiscal year 2008	Original proposal approved
		17) Report on 2008 Outside Auditor Audit Plan	Original Proposal received

C. Matters on Shareholder’s Exercise of Voting Right

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system following the completion of the privatization process in 2002

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

(3) Exercise of Minority Shareholders’ Rights

The minority shareholders’ rights were exercised most recently at the 24th General Meeting of Shareholders in 2006

<24th General Meeting of Shareholders (March 10, 2006)>

Shareholder	Contents of the Minority Shareholder’s Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the general meeting of shareholders	Recommendation about outside director candidates set to be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-14 Securities and Exchange Act

Jai Sik Ji and others	Request for cumulative voting	Request for cumulative voting for appointment of outside director candidates set to be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-18, Securities and Exchange Act

D. Remuneration to Executive Officers, etc.

(1) Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

(Unit: hundred million)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Standing Directors 7 Outside Directors	2.43	50	0.81		—	—
	0.84		0.12	—	—	—

*	Performance-based compensation made at year end.

(2) Grant and Exercise of Stock Option

As of March 31, 2008	(Unit: Won, Share)

Holder	Relationship	Date of	Shares to be given upon	Type of	Changed Volume			Unexercised	Period for	Exercise	Closing
		Grant	exercise	Share	Granted	Exercised	Revoked		Exercise	Price	Price
Yong Kyung Lee	Standing director	12/26/2002	Treasury Share	Common Share	300,000	—	—	253,100	12/27/ 2004 ~ 12/26/2009	70,000	46,950
Tae-Won Chung	Standing director	12/26/2002	Treasury Share	Common Share	100,000	—	—	45,145	Same as Above	70,000	46,950
Young- Han Song	Standing director	12/26/2002	Treasury Share	Common Share	60,000	—	—	28,717	Same as Above	70,000	46,950
Ahn-Yong Choi	Standing director	12/26/2002	Treasury Share	Common Share	60,000	—	—	32,170	Same as Above	70,000	46,950
Hong-Sik Chun	Standing director	12/26/2002	Treasury Share	Common Share	100,000	—	—	12,500	Same as Above	70,000	46,950
Hyun-June Chang	Standing director	09/16/2003	Treasury Share	Common Share	5,200	—	—	3,000	09/17/2005 ~ 09/16/ 2010	57,000	46,950
Hui-Chang Roh	Standing director	02/04/2005	Treasury Share	Common Share	60,000	—	—	43,153	02/05/2007 ~ 02/04/2012	54,600	46,950
Total	—	—	—	—	685,200	—	—	417,785	—	—	—

The weighted-average of the non-exercise stock option: 68,316 Won

Remarks:

1) Relationship as of the day of grant.

2) The closing price is the closing price as of March 31, 2008

3) Difference between the number of shares granted and the number shares with stock option unexercised: due to adjustment of number of granted shares that are dependent on management results and duration of continuous service

E. Directors’ and Officers’ Liability Insurance Status

(1) Outline of Insurance

As of March 31, 2008	(Unit: in thousands of Won)

Title	Amount of Insurance Premium Paid		Maximum Amount Insured	Note
	Amount Paid for the Term	Accumulated Amount Paid (including the Amount Paid for the Term)
Directors’ and Officers’ Liability Insurance	601,400	4,509,304	50,000,000	-

(2) Grounds and Process of Application

- Application possible after reporting to the Board of Directors (approved at the executive officers’ meeting in 1999.5)

- Insurance thereafter is renewed annually

(3) The Insured

- Executive Officers above the level of a Vice President (including Outside Directors)

- Executive Officers mentioned above include officers of the Company who have been, are, and will be appointed or designated. Officers who are appointed or designated during the insurance period are automatically insured

(4) Damages Insured

- Damages to shareholders and a third party caused by the insured in violation of the duty of reasonable care in performance of his/her duty

- “Damages” is a concept which includes amount of compensation, amount ordered by the court, settlement amounts and attorneys fees.

(5) Exclusion

- The insurance company shall not be liable to make any payment for loss in connection with any claim or claims made against the directors or officers:

 arising out of, based upon or attributable to the course of making any personal profit or gain to which they are not legally entitled;

‚ arising out of, based upon or attributable to the commission of a bad faith or criminal act.

ƒ arising out of, based upon or attributable to the payment to the insured of any remuneration without the previous approval of shareholders of the Company, which shall be deemed illegal;

„ arising out of, based upon or attributable to profits made from illegal insider-trading using non-public information;

… arising out of, based upon or attributable to payment of commissions, gratuities, benefits or any other favor provided to or for the benefit of any;

- Political group; government official; director, officer, employee and the agent(s), representative(s), family members thereof, plus affiliate entities;

- The Wrongful Act of any Director or Officer shall not be imputed to any other Director or Officers for the purpose of determining the applicability of the foregoing exclusions (5)  through (5) …

* Cause within the Exclusion Clause

- Punitive damages

- Nuclear energy liability

- Provision of professional service

- Securities Exchange Act and other relevant statutes

- Violation of Employee Retirement Income Security Act

- Year 2000

- Acts of Compulsion, intimidation, corruption

- Request for compensation between insured persons

- Claim for damages filed by the majority shareholder

- Government-related authorities

- Liability for terrorist acts, etc.

2. Equity Investment

[As of March 31, 2008]	(Unit : share, millions of Won, %)

Division	Account Classification	Name of Company or Item	Purpose	Beginning balance			Increase (Decrease)		End balance			Net Profit of Non-affiliated Companies (Latest fiscal year)	Note
				Number of Shares	Equity Ratio	Book Value	Number of Shares	Acquisition (disposal)	Number of Shares	Equity Ratio	Book Value
Domestic	Equity Method Investee	KT Powertel Co. Ltd.	Business promotion	7,771,418	44.9%	28,837	—	—	7,771,418	44.9%	30,432	2,640
	Equity Method Investee	KT Networks Corporation	Business promotion	2,000,000	100.0%	52,900	—	—	2,000,000	100.0%	51,996	2,005
	Equity Method Investee	KT Linkus co., Ltd.	Business promotion	2,941,668	93.8%	8,040	—	—	2,941,668	93.8%	2,810	866
	Equity Method Investee	Telecop Service Co. Ltd.	Business promotion	4,644,376	93.8%	10,847	—	—	4,644,376	93.8%	10,005	-14,922
	Equity Method Investee	KT Hitel	Active in management	22,750,000	65.9%	114,403	—	—	22,750,000	65.9%	115,377	3,868
	Equity Method Investee	KT Submarine Co., Ltd.	Active in management	1,617,000	36.9%	21,933	—	—	1,617,000	36.9%	21,704	10,168
	Equity Method Investee	KT Freetel Co., Ltd.	Active in management	102,129,938	53.0%	2,620,185	—	—	102,129,938	53.0%	2,595,419	244,144
	Equity Method Investee	KT Commerce, Inc.	Business promotion	102,129,938	53.0%	2,620,185	—	—	102,129,938	53.0%	2,595,419	244,144
	Equity Method Investee	KTF Technologies, Inc.	Business promotion	56,000	3.9%	1,623			56,000	3.9%	1,051	2,645
	Equity Method Investee	KT Rental Co., Ltd.	Business promotion	6,800,000	100.0%	48,207	—	—	6,800,000	100.0%	50,540	7,692
	Equity Method Investee	KT Capital Co., Ltd.	Business promotion	20,200,000	100.0%	100,043	—	—	20,200,000	100.0%	100,198	359
	Equity Method Investee	Sidus FNH Co.	Business promotion	1,607,900	35.7%	14,409	—	—	1,607,900	35.7%	13,062	478
	Equity Method Investee	Olive Nine Co., Ltd.	Business promotion	8,750,000	19.2%	17,880	500,000	1,155	9,250,000	19.5%	17,204	-4,305
	Equity Method Investee	KT FDS Co., Ltd.	Business promotion	400,000	100.0%	7,359	—	—	400,000	100.0%	6,655	-1,434
	Equity Method Investee	Nasmedia Co., Ltd	Business promotion				1,767,516	26,055	1,767,516	50.0%	26,055	2,868	Newly invested in first Quarter

Overseas	Equity Method Investee	Korea Telecom America, Inc.(USA)	Business promotion	6,000	100.0%	2,937	—	—	6,000	100.0%	3,148	104
	Equity Method Investee	Korea Telecom Japan Co., Ltd.(Japan)	Business promotion	12,856	100.0%	830	—	—	12,856	100.0%	1,188	864
	Equity Method Investee	Korea Telecom China Co., Ltd.(China)	Business promotion	—	100.0%	946	—	—	—	100.0%	1,040	65
	Equity Method Investee	Korea Telecom Philippines, Inc. (Philippines)	Business promotion	744,476	100.0%	—	—	—	744,476	100.0%	—	-13,481	in process of disposal
	Equity Method Investee	New Telephone Company, Inc. (Russia)	Business promotion	5,309,189	80.0%	125,326	—	—	5,309,189	80.0%	143,765	27,177
	Equity Method Investee	KTSC Investment Management B.V.	Business promotion	108	60.0%	15	82,506	28,331	82,614	60.0%	32,029	—
	Equity Method Investee	Super iMax	Business promotion	—	60.0%	1,321	—	-1,321	—	0%	—	—
	Equity Method Investee	East Telecom	Business promotion	—	51.0%	14,515	—	-14,515	—	0%	—	—
Total				188,006,929		3,193,820	2,350,022	39,705	190,356,951		3,224,944

VI. Employees

1. Current Status of Employees

(As of March 31, 2008)	(Unit: Person, in millions of Won)

Type	Number of Employees					Av. Yrs in Continuous Service	Total Payroll	Average Payroll per Person	Note
	Office Staff	Engineers	Research Staff	Other	Total
Male	5,783	24,307	662	305	31,057	19.8	435,938	13.97	-
Female	3,322	2,102	150	8	5,582	17.1	66,861	11.95	-
Total	9,105	26,409	812	313	36,639	19.4	502,799	13.67	-

*	Executive Directors and assistant vice presidents are excluded in head count
**	Wage per person: Based on average number of employees (36,793 employees)

KT CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Stockholders and Board of Directors of

KT Corporation:

We have reviewed the accompanying non-consolidated balance sheets of KT Corporation (the “Company”) as of March 31, 2008 and the non-consolidated statements of income, changes in equity and cash flows for the three months ended March 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. We did not review the financial statements for the three months ended March 31, 2008 of KT Freetel Co., Ltd. (“KTF”), a 52.99% owned investee as of March 31, 2008, in which the equity method investment security reflects 14.75% of the Company’s total assets as of March 31, 2008. Those financial statements were reviewed by other accountants whose report has been furnished to us, and our report, insofar as it relates to the amounts included for the equity method of accounting of the investment in KTF, is based solely on the report of the other accountants.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews and the report of the other accountants, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated January 30, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet, except for the effects of the adjustments set forth in Note 2.a to the non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

May 9, 2008

Notice to Readers

This report is effective as of May 9, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the accountants’ review report.

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Unaudited)

ASSETS	March 31, 2008		December 31, 2007
	(In millions of Korean won)
CURRENT ASSETS :
Quick Assets :
Cash and cash equivalents (Notes 2, 3 and 17)	(Won)	600,397	(Won)	921,197
Short-term investment assets (Notes 3, 4 and 17)		284,128		307,982
Accounts receivable - trade (Notes 2, 12, 17 and 18)		1,908,972		1,886,913
Allowance for doubtful accounts		(245,125)		(249,008)
Present value discount		(1,241)		(1,360)
Accounts receivable - other (Notes 2, 12, 17 and 18)		213,258		223,483
Allowance for doubtful accounts		(72,413)		(72,073)
Present value discount		(847)		(1,020)
Accrued revenues		11,018		6,358
Advance payments		19,197		13,442
Prepaid expenses		127,542		29,743
Guarantee deposits (Note 17)		1,326		950
Derivative instruments assets (Notes 2 and 32)		291		352
Current portion of deferred income tax assets (Notes 2 and 27)		107,024		121,349
Other quick assets		1		1

Total Quick Assets		2,953,528		3,188,309

Inventories (Notes 2, 5 and 29):
Merchandise		96,343		110,129
Valuation allowance		(17,511)		(19,508)
Supplies		17,644		20,880
Valuation allowance		(3,595)		(3,803)
Other inventories		12,313		14,405

Total Inventories		105,194		122,103

Total Current Assets		3,058,722		3,310,412

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Unaudited)

ASSETS	March 31, 2008		December 31, 2007
	(In millions of Korean won)
NON- CURRENT ASSETS :
Investment Assets :
Available-for-sale securities (Notes 2 and 6)		12,964		14,164
Equity method investment securities (Notes 2 and 7)		3,415,954		3,378,153
Long-term loans		39,833		66,263

Total Investment Assets		3,468,751		3,458,580

Property and Equipment :
Property and equipment, at cost		37,756,368		37,532,007
Less accumulated depreciation		(27,176,749)		(26,877,161)
Less accumulated impairment loss		(114)		(1,027)
Less contribution for construction		(208,549)		(205,201)

Property and Equipment, Net (Notes 2, 8, 10, 15 and 29)		10,370,956		10,448,618

Intangible Assets, Net (Notes 2 and 11)		412,644		439,738

Other Non-current Assets :
Long-term accounts receivable - trade (Notes 2 and 12)		60,760		63,500
Allowance for doubtful accounts		(803)		(864)
Present value discount		(20,380)		(20,920)
Leasehold rights and deposits		85,509		84,210
Derivative instruments assets (Notes 2 and 32)		23,918		1,710
Deferred income tax assets (Notes 2 and 27)		57,545		31,114
Exclusive memberships		59,980		58,652
Long-term accounts receivable - other (Notes 2 and 12)		9,341		38,438
Present value discount		(484)		(2,267)
Long-term advance payments		2,267		—
Long-term prepaid expenses		7,395		6,261

Total Other Non-current Assets		285,048		259,834

Total Non-current Assets		14,537,399		14,606,770

TOTAL ASSETS	(Won)	17,596,121	(Won)	17,917,182

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY	March 31, 2008		December 31, 2007
	(In millions of Korean won)
CURRENT LIABILITIES :
Accounts payable – trade (Notes 2, 17 and 18)	(Won)	664,022	(Won)	769,861
Accounts payable – other (Notes 2, 15 and 18)		651,254		817,121
Advance receipts		53,855		55,105
Withholdings		85,038		66,092
Accrued expenses (Note 18)		448,366		297,628
Income taxes payable (Note 27)		76,248		255,292
Current portion of long-term debt (Notes 2 and 13)		235,103		438,020
Discount on bonds		(13)		(62)
Unearned revenue		9,089		1,146
Key money deposits (Note 18)		103,061		121,963
Derivative instruments liabilities (Notes 2 and 32)		109,445		132,281
Current portion of accrued provisions (Notes 2, 14 and 31)		20,206		36,894

Total Current Liabilities		2,455,674		2,991,341

NON-CURRENT LIABILITIES:
Bonds (Notes 2, 13 and 17)		5,081,247		4,617,300
Discount on bonds		(29,609)		(28,012)
Long-term borrowings in Korean won (Note 13)		23,343		26,582
Provisions for severance indemnities (Note 2)		1,516,681		1,472,912
Deposit for severance indemnities		(1,070,499)		(1,025,000)
Accrued provisions (Notes 2, 14 and 31)		17,467		20,677
Refundable deposits for telephone installation (Note 16)		833,057		841,356
Long-term advance receipts		5,115		5,605
Long-term deposits received		40,026		24,660
Derivative instruments liabilities (Notes 2 and 32)		2,620		—
Long-term accounts payable – other (Notes 15 and 18)		108,719		109,868

Total Non-current Liabilities		6,528,167		6,065,948

Total Liabilities		8,983,841		9,057,289

STOCKHOLDERS’ EQUITY :
Common Stock (Notes 1 and 19)		1,560,998		1,560,998

Capital Surplus:
Additional paid-in capital		1,440,258		1,440,258
Other capital surplus (Note 27)		(163,661)		(161,668)

Total Capital Surplus		1,276,597		1,278,590

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY	March 31, 2008		December 31, 2007
	(In millions of Korean won)
Capital Adjustments:
Treasury stock (Note 23)		(3,824,882)		(3,825,688)
Stock options (Notes 2 and 22)		8,880		8,880
Stock grants (Notes 2 and 22)		355		1,022

Total Capital Adjustments		(3,815,647)		(3,815,786)

Accumulated Other Comprehensive Income:
Unrealized gain on valuation of available-for-sale securities (Note 6)		1,689		2,559
Increase in equity of associates (Note 7)		20,180		11,565
Decrease in equity of associates (Note 7)		(21,898)		(22,922)
Unrealized gain on valuation of derivatives (Note 32)		2,113		2,024
Unrealized loss on valuation of derivatives (Note 32)		(3,939)		—

Total Accumulated Other Comprehensive Income (Notes 2, 21 and 27)		(1,855)		(6,774)

Retained Earnings:
Legal reserve (Note 20)		780,499		780,499
Reserve for technology and human resource development (Note 20)		213,300		350,000
Reserve for business rationalization		443,416		443,416
Reserve for business expansion		4,000,000		4,000,000
Reserve for redemption of telephone bonds		207,947		207,947
Unappropriated retained earnings		3,947,025		4,061,003

Total Retained Earnings		9,592,187		9,842,865

Total Stockholders’ Equity		8,612,280		8,859,893

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	(Won)	17,596,121	(Won)	17,917,182

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Unaudited)

	Three months ended March 31,
	2008		2007
	(In millions of Korean won)
OPERATING REVENUES (Notes 2, 18, 24 and 25)	(Won)	2,967,008	(Won)	2,972,363

OPERATING EXPENSES (Notes 18, 26 and 33)		2,633,965		2,443,233

OPERATING INCOME		333,043		529,130

NON-OPERATING REVENUES :
Interest income		18,188		20,128
Foreign currency transaction gain		6,350		919
Foreign currency translation gain (Note 2)		10,979		2,219
Equity in income of associates (Notes 2 and 7)		19,074		26,982
Dividend income		80		—
Gain on breach of contracts		301		265
Gain on disposal of useless materials		5,063		3,838
Gain on disposal of available-for-sale securities		10		—
Gain on disposal of property and equipment		436		7,043
Reversal of accrued provisions (Note 14)		2,979		47,700
Gain on settlement of derivatives (Note 2)		1,492		1,146
Gain on valuation of derivatives (Notes 2 and 32)		57,834		17,885
Other non-operating revenue		11,556		18,440

Total Non-operating Revenues		134,342		146,565

NON-OPERATING EXPENSES :
Interest expense		72,608		77,415
Other bad debt expense		2,191		6,469
Foreign currency transaction loss		2,030		822
Foreign currency translation loss (Note 2)		108,380		17,165
Equity in loss of associates (Notes 2 and 7)		36,463		8,150
Donations (Note 34)		21,783		13,738
Loss on disposal of property and equipment		7,935		8,253
Loss on impairment of property and equipment (Notes 2 and 8)		20		—
Loss on disposal of intangible assets		58		—
Loss on settlement of derivatives (Note 2)		1,599		1,213
Loss on valuation of derivatives (Notes 2 and 32)		10,160		4,349
Other non-operating expense		6,398		6,628

Total Non-operating Expenses		269,625		144,202

INCOME BEFORE INCOME TAX EXPENSE		197,760		531,493

INCOME TAX EXPENSE (Notes 2 and 27)		43,685		144,210

NET INCOME	(Won)	154,075	(Won)	387,283

NET INCOME PER SHARE (Note 28)
Basic and diluted net income per share (in Korean won)	(Won)	756	(Won)	1,818

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Unaudited)

	Common stock		Capital surplus		Capital adjustments		Other comprehensive income		Retained earnings		Total
	(In millions of Korean won)
Balance as of January 1, 2007 (as reported)	(Won)	1,560,998	(Won)	1,440,910	(Won)	(3,817,717)	(Won)	10,978	(Won)	9,353,911	(Won)	8,549,080
A change in accounting policy		—		(147,699)		—		(29,034)		119,506		(57,227)

As restated		1,560,998		1,293,211		(3,817,717)		(18,056)		9,473,417		8,491,853
Dividends		—		—		—		—		(416,190)		(416,190)

Retained earnings after appropriations										9,057,227		8,075,663
Net income for the period		—		—		—		—		387,283		387,283
Disposal of treasury stock		—		—		884		—		—		884
Gain on disposal of treasury stock		—		(133)		—		—		—		(133)
Stock options		—		—		25		—		—		25
Other share-based payment		—		—		255		—		—		255
Unrealized gain on valuation of available-for-sale securities		—		—		—		676		—		676
Increase in equity of associates		—		—		—		3,093		—		3,093
Decrease in equity of associates		—		—		—		(5,946)		—		(5,946)

Balance as of March 31, 2007	(Won)	1,560,998	(Won)	1,293,078	(Won)	(3,816,553)	(Won)	(20,233)	(Won)	9,444,510	(Won)	8,461,800

Balance as of January 1, 2008 (as reported)	(Won)	1,560,998	(Won)	1,440,777	(Won)	(3,815,786)	(Won)	7,771	(Won)	9,699,015	(Won)	8,892,775
A change in accounting policy		—		(162,187)		—		(14,545)		146,471		(30,261)

As restated		1,560,998		1,278,590		(3,815,786)		(6,774)		9,845,486		8,862,514
Dividends		—		—		—		—		(407,374)		(407,374)

Retained earnings after appropriations		—		—		—		—		9,438,112		8,455,140
Net income for the period		—		—		—		—		154,075		154,075
Disposal of treasury stock		—		—		806		—		—		806
Gain on disposal of treasury stock		—		(144)		—		—		—		(144)
Other capital surplus		—		(1,849)		—		—		—		(1,849)
Other share-based payment		—		—		(667)		—		—		(667)
Unrealized gain on valuation of available-for-sale securities		—		—		—		(870)		—		(870)
Increase in equity of associates		—		—		—		8,615		—		8,615
Decrease in equity of associates		—		—		—		1,024		—		1,024
Gain on valuation of derivatives for cash flow hedge		—		—		—		89		—		89
Loss on valuation of derivatives for cash flow hedge		—		—		—		(3,939)		—		(3,939)

Balance as of March 31, 2008	(Won)	1,560,998	(Won)	1,276,597	(Won)	(3,815,647)	(Won)	(1,855)	(Won)	9,592,187	(Won)	8,612,280

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Unaudited)

	Three months ended March 31,
	2008		2007
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	154,075	(Won)	387,283

Expenses not involving cash payments:
Share-based payment		355		281
Accrued severance indemnities		97,977		105,370
Depreciation		455,184		455,796
Amortization		41,672		36,147
Provision for doubtful accounts receivable – trade		6,853		20,224
Interest expense		1,110		426
Other bad debt expense		2,191		6,469
Foreign currency translation loss		108,301		17,117
Equity in loss of associates		36,463		8,150
Loss on disposal of property and equipment		7,935		8,253
Loss on impairment of property and equipment		20		—
Loss on disposal of intangible assets		58		—
Loss on valuation of derivatives		10,160		4,349
Other non-operating expense		—		93

Sub-total		768,279		662,675

Income not involving cash receipts:
Interest income		1,161		2,147
Foreign currency translation gain		10,848		2,201
Equity in income of associates		19,074		26,982
Gain on disposal of available-for-sale securities		10		—
Gain on disposal of property and equipment		436		7,043
Gain on valuation of derivatives		57,834		17,885

Sub-total		(89,363)		(56,258)

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Unaudited)

	Three months ended March 31,
	2008	2007
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable – trade	(21,198)	(3,456)
Accounts receivable – other	9,575	97,696
Accrued revenues	(4,659)	(1,126)
Advance payments	(5,755)	133
Prepaid expenses	(97,798)	(52,628)
Guarantee deposits	(377)	830
Derivative instruments assets	—	1,146
Other quick assets	—	63
Inventories	16,909	(12,737)
Long-term accounts receivable – trade	244	1,777
Leasehold rights and deposits	(1,299)	(2,373)
Deferred income tax assets	(14,791)	16,534
Exclusive memberships	(1,329)	(747)
Long-term accounts receivable – other	26,903	(48,589)
Long-term advance payments	(2,267)	—
Long-term prepaid expenses	(1,134)	294
Accounts payable – trade	(115,578)	(53,786)
Accounts payable – other	(166,520)	(233,668)
Advance receipts	(1,250)	(8,566)
Withholdings	18,533	8,268
Accrued expenses	150,738	99,828
Income taxes payable	(178,989)	16,767
Unearned revenue	7,943	7,954
Key money deposits	(18,902)	(1,708)
Derivative instruments liabilities	—	(1,146)
Payment of severance indemnities	(54,207)	(23,151)
Deposits for severance indemnities	(45,498)	(27,439)
Accrued provisions	(19,899)	(49,267)
Refundable deposits for telephone installation	(8,300)	(13,619)
Deferred income tax liabilities	—	2,879
Long-term advance receipts	(491)	(631)
Long-term key money deposits	15,366	1,076

Sub-total	(514,030)	(279,392)

Net Cash Provided by Operating Activities	318,961	714,308

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Unaudited)

	Three months ended March 31,
	2008		2007
	(In millions of Korean won)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment assets		57,215		29,008
Disposal of available-for-sale securities		10		—
Decrease in equity method investment securities		900		61,614
Collection of long-term loans		4,261		5,274
Decrease in other investment assets		—		55
Disposal of land		469		4,918
Disposal of buildings		350		645
Disposal of structures		—		6
Disposal of machinery		2,126		7,020
Disposal of vehicles		—		23
Disposal of other property and equipment		992		42
Disposal of construction-in-progress		13,929		6,283

Sub-total		80,252		114,888

Cash outflows for investing activities:
Increase in short-term investment assets		11,192		36,693
Acquisition of equity method investment securities		41,204		10,402
Acquisition of land		—		2
Acquisition of machinery		3,322		8,494
Acquisition of other property and equipment		3,430		6,812
Acquisition of construction-in-progress		388,554		265,191
Acquisition of intangible assets		14,636		18,070

Sub-total		(462,338)		(345,664)

Net Cash Used in Investing Activities		(382,086)		(230,776)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds		363,951		—

Sub-total		363,951		—

Cash outflows for financing activities:
Payment of accounts payable - other		8,097		5,887
Repayment of current portion of long-term debt		206,155		5,808
Payment of dividends		407,374		416,190

Sub-total		(621,626)		(427,885)

Net Cash Used in Financing Activities		(257,675)		(427,885)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(320,800)		55,647
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		921,197		1,036,765

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(Won)	600,397	(Won)	1,092,412

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, the Company acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of March 31, 2008.

Prior to 1991, the Company was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by Hanaro Telecom, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, the Company commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contests On Demand (“ICOD”) services under the new brand name “MegaTV” in 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity including retained earnings or cash flows, is not presented in the accompanying non-consolidated financial statements.

b.	Adoption of Statements of Korea Accounting Standards (“SKAS”)

Through December 31, 2007, the Korea Accounting Standards Board (“KASB”) has issued Statements of Korea Accounting Standards (“SKASs”) No. 1 through No. 25 to revise the previous Financial Accounting Standards. Among these statements, SKAS No. 1 through No. 20 (excluding No. 11) had been applied before 2007 whereas SKAS No. 11 and No. 21 through No. 25 were all applied in 2007.

The Company restated the prior period financial statements in accordance with the amendments to SKAS No. 15 “Investments in Associates” and the Korea Accounting Institute (“KAI”) Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures”. However, as allowed by the transition clause of the amendments, the Company restated only the 2007 financial statements according to SKAS No. 15 but did not restate the financial statements before 2007. Meanwhile, significant changes in the current period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of March 31, 2008
Deferred income tax assets (non-current)	(Won)	57,337	(Won)	57,545
Equity method investment securities		3,443,682		3,415,954
Other capital surplus		376		(163,661)
Accumulated other comprehensive income		10,841		(1,855)
Retained earnings		9,442,974		9,592,187

Statement of income for the three months ended March 31, 2008
Income from continuing operations	(Won)	151,334	(Won)	154,075
Net income		151,334		154,075
Basic net income per share from continuing operations (in Korean won)		743		756
Basic net income per share (in Korean won)		743		756

Significant changes in the prior period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of December 31, 2007
Equity method investment securities	(Won)	3,411,035	(Won)	3,378,153
Other capital surplus		519		(161,668)
Accumulated other comprehensive income		7,771		(6,774)
Retained earnings		9,699,015		9,842,865

Statement of income for the three months ended March 31, 2007
Income from continuing operations	(Won)	377,634	(Won)	387,283
Net income		377,634		387,283
Basic net income per share from continuing operations (in Korean won)		1,772		1,818
Basic net income per share (in Korean won)		1,772		1,818

Certain reclassifications in prior period financial statements have been made to conform to the classifications in the current period for the purpose of ease of comparison. Such reclassifications did not have an effect on the net assets as of December 31, 2007 and net income for the three months ended March 31, 2007.

c.	Cash and Cash Equivalents

Cash and cash equivalents includes cash, substitute securities including checks issued by others, and checking accounts, ordinary deposits and financial instruments, which can be easily converted into cash and whose value changes due to changes in interest rates are not material, with maturities (or date of redemption) of three months or less upon acquisition.

d.	Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts to cover estimated losses on receivables (account receivable - trade, account receivable - other, loans and other), based on collection experience and analysis of the collectability of individual outstanding receivables.

e.	Inventories

Inventories, which consist mainly of supplies for telecommunication facilities and PCS handsets for sales, are stated at the acquisition cost, with cost determined using the moving average method, except for goods-in-transit and land for construction for which cost are determined using the specific identification method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories (net realizable value for merchandise and current replacement cost for supplies) is less than the carrying value, carrying value is stated at the lower of cost or market. The Company applies the lower of cost or market method by group of inventories and loss on inventory valuation is presented as a deductive item from inventories and charged to operating expenses. However, when the circumstances that previously caused inventories to be written down below cost no longer exist and the new market value of inventories subsequently recovers, the valuation loss is reversed to the extent of the original valuation loss and the reversal is deducted from operating expenses.

f.	Securities (excluding the equity method investment securities)

Debt and equity securities are initially stated at the market value of consideration given for acquisition (market value of securities acquired if market value of consideration given is not available) plus incidental costs attributable to the acquisition of the securities and are classified into trading, available-for-sale and held-to-maturity securities depending on the purpose and nature of acquisition. The Company presents trading securities as short-term investments, and available-for-sale securities and held-to-maturity securities as short-term investments or long-term investment securities depending on their nature in the balance sheet. The moving average method for equity securities and the specific identification method for debt securities are used to determine the cost of securities for the calculation of gain (loss) on disposal of those securities.

•	Trading securities

Securities that are bought and held principally for the purpose of selling them in the near term with active and frequent buying and selling, including securities which consist of a portfolio of securities with the clear objective of generating profits on short-term differences in price, are classified as trading securities. Trading securities are recorded at their fair value and unrealized gains or losses from trading securities are recorded as gain (loss) on valuation of trading securities included in the non-operating income (expense).

•	Held-to-maturity securities

Debt securities that have fixed or determinable payments with a fixed maturity are classified as held-to-maturity securities only if the Company has both the positive intent and ability to hold those securities to maturity. However, debt securities, whose maturity dates are due within one year from the balance sheet date, are classified as current assets.

After initial recognition, held-to-maturity securities are stated at amortized cost in the balance sheet. When held-to-maturity securities are measured at amortized costs, the difference between their acquisition cost and face value is amortized using the effective interest rate method and the amortization is included in the cost and interest income.

When the possibility of not being able to collect the principal and interest of held-to-maturity securities according to the terms of the contracts is highly likely, the difference between the recoverable amount (the present value of expected cash flows using the effective interest rate upon acquisition of the securities) and book value are recorded as loss on impairment of held-to-maturity securities included in the non-operating expense and the held-to-maturity securities are stated at the recoverable amount after impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss are recorded as reversal of impairment loss on held-to-maturity securities included in non-operating income . However, the resulting carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured, at the date of the reversal, if no impairment loss were recognized.

•	Available-for-sale securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized and presented as available-for-sale securities included in investment assets. However, if an available-for-sale security matures or it is certain that such security will be disposed of within one year from the balance sheet date, it is classified as a current asset.

Available-for-sale securities are recorded at fair value. Unrealized gain or loss from available-for-sale securities are presented as gain or loss on valuation of available-for-sale securities included in accumulated other comprehensive income of stockholders’ equity. In addition, accumulated gain or loss on valuation of available-for-sale securities are reflected in either gain or loss on disposal of available-for-sale securities or loss on impairment of available-for-sale securities upon disposal or recognition of impairment of the securities. However, available-for-sale equity securities that are not marketable and whose fair value cannot be reliably measured are recorded at acquisition cost.

When there is objective evidence that the available-for-sale securities are impaired and the recoverable amount is lower than the cost (amortized cost for debt securities) of the available-for-sale securities, an impairment loss is recognized as loss on impairment of available-for-sale securities of non-operating expense and the related unrealized gain or loss remaining in stockholders’ equity is adjusted to the impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss can be recognized up to the previously recorded impairment loss as a reversal of loss on impairment of available-for-sale securities of non-operating income. However, if the fair value increases after the impairment loss is recognized but does not relate to the recovery of impairment loss as described above, the increase in fair value is recorded in stockholders’ equity.

g.	Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting.

•	Accounting for changes in the equity of the investee

Under the equity method of accounting, the Company records changes in its proportionate equity of the net assets of the investee depending on the nature of the underlying changes in the investee as follows; (i) “equity in income (loss) of associates” in the non-operating income (expense) for net income (loss) of the investee; (ii) “increase (decrease) in retained earnings of associates” in the retained earnings for changes in beginning retained earnings of the investee; (iii) “increase (decrease) in equity of associates” in the accumulated other comprehensive income (loss) for other changes in stockholders’ equity of the investee.

When the equity method investee’s unappropriated retained earnings carried over from prior period changes due to significant error corrections, the Company records the changes in equity as “equity in income (loss) of associates” included in the non-operating income (expense) if the impact of the changes on the Company’s non-consolidated financial statements is not significant. If the changes results from the changes in accounting policies of the equity method investee, they are reflected in the unappropriated retained earnings carried over from prior period in accordance with SKAS on changes in accounting policy and errors corrections. When the investee declares cash dividends, the dividends to be received are deducted directly from equity method investment securities.

•	Treatment of investment difference

Difference between the acquisition cost and the Company’s proportionate equity in the fair value of net assets of the investee upon acquisition (“Investment difference”) are considered as (negative) goodwill and accounted for in accordance with accounting standards for business combination. The goodwill portion which is amortized over useful lives (4~10 years) on a straight line method and the negative goodwill portion which is amortized over the weighted average useful lives of depreciable non-monetary assets of the investee are included in “equity in income (loss) of associates”.

When the Company’s equity interest in the investee increases due to an increase (or decrease) in contributed capital with (or without) consideration, the changes in the Company’s proportionate equity in the investee is accounted for as investment difference. If the Company’s equity interest decreases, the changes are accounted for as “gain (loss) on disposal of the equity method investment securities”. However, if the investee is the Company’s subsidiary, those changes are accounted for as “increase (decrease) in equity of associates” included in the accumulated other comprehensive income (loss).

•	Difference between the fair value and book value of net assets of the investee

Upon acquisition of the equity method investment securities, the Company’s proportionate shares in the differences between the fair values and book values of the identifiable assets and liabilities of the investee are amortized/reversed and included in “equity in income (loss) of associates” in accordance with the investee’s methods of accounting for the assets and liabilities.

•	Elimination of unrealized gain or loss from intercompany transactions

The Company’s proportionate share in the gain (loss) arising from transactions between the Company and the investee, which remains in the book value of assets held as of balance sheet date is considered unrealized gain (loss) and adjusted to equity method investment securities. If the investee is a subsidiary of the Company, unrealized gain (loss) from sale of an asset by the Company to the investee (downstream transaction) is fully eliminated and adjusted to equity method investment securities.

•	Impairment loss on equity method investment securities

When there is objective evidence that the equity method investment securities is impaired and the recoverable amount is lower than the carrying amount of the equity method investment securities, an impairment loss is recognized as “loss on impairment of equity method investment securities” included in non-operating expense and the unamortized investment difference shall be first reduced. When the recoverable amount is recovered after the recognition of impairment loss, the reversal of impairment loss can be recognized as income up to the previously recorded impairment loss. The book value of the equity method investment securities after the reversal of the impairment loss cannot exceed the book value calculated as if the impairment loss would not been originally recognized. The reversal of the impairment loss recognized against the unamortized investment difference is not allowed.

•	Translation of financial statements of overseas investees

For overseas investees whose financial statements are prepared in foreign currencies, the equity method of accounting is applied after assets and liabilities are translated in accordance with the accounting treatments for the translation of the financial statements of overseas’ subsidiaries for consolidated financial statements. The Company’s proportionate share of the difference between assets net of liabilities and stockholders’ equity after translation into Korean won is accounted for as “increase (decrease) in equity of associates” included in the accumulated other comprehensive income (loss).

h.	Property and Equipment

Property and equipment are stated at cost (acquisition cost or manufacturing cost plus expenditures directly related to preparing the asset ready for use) and assets acquired from investment in kind, by donation or free of charge in other ways are stated at fair value as an acquisition cost. Property and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts. Expenditures after acquisition or completion that increase future economic benefit in excess of the most recently assessed capability level of the asset are capitalized; other expenditures are charged to expense as incurred. Borrowing costs in relation to the manufacture, purchase, construction or development of assets are charged to current operations.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following useful lives of the related units of property and equipment and the accumulated depreciation and impairment are directly deducted from the related assets.

Useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	6
Tools, furniture and fixtures	4-20

When the expected future cash flow from use or disposal of the property and equipment is lower than the carrying amount due to obsolescence, physical damage and other, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. Meanwhile, when the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation. Loss on impairment of property and equipment amounted to (Won)20 million for the three months ended March 31, 2008. No reversal of impairment loss for the three months ended March 31, 2008 was recognized.

i.	Intangible Assets

Intangible assets are initially recognized at acquisition cost (purchase cost plus expenditures directly related to preparing the asset ready for use) and subsequently presented at amortized cost using the straight-line method, with amortization beginning when the asset is available for use. Meanwhile, the Company amortizes intangible assets in connection with monopolistic and exclusive rights to control buildings and facilities utilization and copyrights over the period of 30 or 50 years based on the related contract or related laws. Intangible assets are amortized based on the following useful lives:-

Useful lives (years)
Research and development cost	3 - 6
Software	6
Industrial rights	5 - 10
Frequency usage rights	5.75 from the date of service commencement

Other intangible assets	Building rights	10 -50
	Facilities rights	10 -20
	Copyrights	50

Research related costs are generally expensed as operating expenses. Development costs which meet certain requirements and from which future economic benefit is certain are capitalized as intangible assets and the amortization over the estimated useful lives is expensed as operation expenses. Development costs associated with new telecommunication businesses such as Integrated Customer Information System (ICIS) and Broadband Integrated Services Digital Network (B-ISDN) and softwares such as Integrated Logistics Information System, Information Superhighway and Enterprise Resource Planning (ERP) are accounted for as intangible assets.

The Company was elected as a WiBro business provider on January 20, 2005 and paid (Won)125,800 million to the MIC in exchange for the usage right to frequency range of 2331.5~2358.5 MHz obtained on March 30, 2005. The rights have a contractual life of 7 years from the grant date and are amortized over the remaining contractual life commencing from June 30, 2006 when commercial service was initiated.

When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence and other causes of impairment, the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by amortization.

j.	Government Subsidies and Others

Government subsidies and contributions for construction granted for the purpose of acquisition of certain assets are recorded as a deduction from the assets granted or other assets acquired for the temporary use of the assets granted. When the related assets are acquired, they are recorded as a deduction from the acquired assets and are offset against the depreciation of the acquired assets over their useful lives. In addition, government subsidies and contributions for construction without any repayment obligation are offset against the related expenses for which they are intended to compensate, however, if there is no matching expense, they are recorded as operating revenue or non-operating revenue depending on whether they are directly related to the Company’s principal operating activities. Government subsidies and contributions for construction with a repayment obligation is recorded as a liability.

k.	Present Value Discount for Assets and Liabilities

Receivables or payables from long-term installment transactions, long-term loans/borrowings or the other similar transactions are stated at present value which is determined by discounting total amounts receivable or payable in the future using the effective interest rate, if the nominal value is significantly different from the present value. The discount or premium resulting from the determination of present value should be reported in the balance sheet as a direct deduction from or addition to the nominal value of the related receivables or payables and the amortization by the effective interest rate method is included in the period income (loss).

l.	Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date and the resulting gain (loss) from foreign currency transactions is included in non-operating income (expense). Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for US dollars, (Won)991.7 : USD 1 and (Won)940.3 : USD 1 at March 31, 2008 and 2007, respectively, and (Won)938.2 : USD 1 at December 31, 2007 and the resulting gain (loss) from foreign currency translation is included in non-operating income (expense).

m.	Bond and Discounts on Bonds

Discounts on bonds are amortized over the redemption period of the bonds using the effective interest rate method, which are recognized as interest expense.

n.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive lump-sum severance payments upon termination of their employment, based on their current rates of salary and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the balance sheet dates and amounted to (Won)1,516,681 million and (Won)1,472,912 million as of March 31, 2008 and December 31, 2007, respectively.

The Company has insured a portion of its obligations for severance indemnities by making deposits, that will be directly paid to employees, with Samsung Life Insurance and other and records them as deposits for severance insurance deposits which is directly deducted from the accrued severance indemnities.

o.	Provisions

The Company recognizes a provision for a liability with uncertain timing or amount when (1) there is a present obligation of the Company arising from past events, (2) it is highly likely that an outflow of resources will be required to settle the obligation, (3) the amount for the settlement of the obligation can be reliably measurable.

If there is a material difference between the nominal value and present value of such provision, the provision is stated at the present value of the expenditures expected to be required to settle the obligation.

p.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments in assets and liabilities, which are stated at fair value. Gains and losses that result from the changes in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that cash flow hedge accounting applies to, the effective portion of the gain or loss on the derivatives instruments are recorded as gain (loss) on valuation of derivatives included in the accumulated other comprehensive income (loss).

q.	Share-based Payment

The Company’s share-based payment transactions are accounted for in accordance with SKAS No.22 “Share-based Payment” which is effective from fiscal year beginning on or after December 31, 2006. As allowed in the transition clause of SKAS No. 22, for employee stock options granted before January 1, 2007, the Company accounts for those granted options in accordance with Interpretation No. 39-35 “Accounting for Stock Options”.

(i)	Stock options

The Company has granted stock options to its executive officers and directors prior to January 1, 2007. For equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the stock options of the capital adjustments. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustments account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payments, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are reversed as well. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.

(ii)	Share-based payment

Share-based payments granted on or after January 1, 2007 are measured as below:

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity (capital adjustments), directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures the value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognized in profit or loss for the period.

For share-based payment transactions in which the terms of the arrangement provide either the Company or the supplier of goods or services with a choice of whether the Company settles the transaction in cash or by issuing equity instruments, the Company is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Company has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

r.	Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:

The lease transfers ownership of the asset to the lessee by the end of the lease term;

The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

At the date of lease commencement the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

The leased assets are of such a specialized nature that only the Company can use them without major modifications.

All other leases are treated as operating leases.

For operating leases, lease payments excluding guaranteed residual value are recognized as an expense on a straight-line basis over the lease term and contingent rent is expensed as incurred. Finance leases are recognized as assets and liabilities at the lower of fair value of the leased property or the present value of the minimum lease payments discounted using the implicit interest rate of the lessor (or the Company’s incremental borrowing rate if the implicit interest rate is not practicable to determine). Any initial direct costs incurred by the Company are added to the amount recognized as an asset. The depreciation policy for depreciable leased assets is consistent with that for the similar depreciable assets that are owned by the Company. Annual minimum lease payments excluding guaranteed residual value is allocated to interest expense, which is calculated using the effective interest rate, and finance lease repayment amount. Contingent rent relating to finance are charged as expenses in the periods in which they are incurred, however, if the amount is material it is allocated to principal and interest, respectively, over the remaining lease term.

s.	Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, the MIC and other government entities have extensive authority to regulate the Company’s fees. The MIC has responsibility for approving rates for local service and interconnection and broadband internet access services provided by the Company. As for other telecommunication services, the related rates are just required to be reported to the MIC.

The Company recognizes sales on PCS handsets when these are delivered to the dealers. In addition, the Company’s construction revenue is recognized by reference to the percentage of completion of the contract which is calculating the ratio of the actual contract costs incurred to date to the estimated total contract costs.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligor in the transactions with customers and if the Company merely acts as an agent for the buyer or seller from whom it earns a commission, then the sales revenues are recognized on a net basis.

t.	Income Taxes

When the Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base, a deferred income tax liability for taxable temporary difference is fully recognized except to the extent in accordance with income tax related SKAS while a deferred tax asset for deductible temporary difference is recognized to the extent that it is almost certain that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the balance sheet. Deferred income tax asset (liability) which does not relate to specific asset (liability) account in the balance sheet such as deferred income tax asset recognized for tax loss carryforwards is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statement of operations and additional income taxes or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income taxes resulting from transactions or events, which were directly recognized in stockholders’ equity in current or prior periods, or business combinations are directly adjusted to equity account or goodwill (or negative goodwill).

u.	Use of Estimates

The Company’s management uses reasonable estimates and assumptions in preparing the accompanying non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea. The estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and may be different from actual results.

3.	CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENT ASSETS

Cash and cash equivalents and short-term investment assets as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008		December 31, 2007
Cash and cash equivalents :
Cash	(Won)	1,529	(Won)	911
Passbook accounts		17,451		16,766
Foreign currency deposits		8,735		15,024
Cash in-transit		290,314		286,220
Money market deposit accounts		51,996		211,399
Money market fund		372		877
Money market trust		50,000		190,000
Money in trust account		20,000		80,000
Repurchase agreements (RPs)		40,000		—
Beneficiary certificate		120,000		120,000

Total	(Won)	600,397	(Won)	921,197

Short-term investment assets :
Certificates of deposits(CD)	(Won)	40,000	(Won)	90,000
Money trust accounts		140,000		120,000
Restricted deposits		174		381
Short-term loans		103,954		97,601

Total	(Won)	284,128	(Won)	307,982

4.	RESTRICTED DEPOSITS

Details of restricted deposits as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008		December 31, 2007		Description
Short-term investment assets	(Won)	174	(Won)	381	Restricted for research and development
		20,000		—	Money trust accounts

Total	(Won)	20,174	(Won)	381

5.	INVENTORIES

Inventory valuations as of March 31, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	March 31, 2008						December 31, 2007
	Acquisition cost		Lower of cost or market value		Valuation allowance		Acquisition cost		Lower of cost or market value		Valuation allowance
Merchandise	(Won)	96,343	(Won)	78,832	(Won)	17,511	(Won)	110,129	(Won)	90,621	(Won)	19,508
Supplies		17,644		14,049		3,595		20,880		17,077		3,803

6.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of March 31, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

a.	Equity Securities

	March 31, 2008
	Ownership (%)	Acquisition cost		Fair value or net asset value		Book value (Note 1)		Unrealized gain (loss) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	132	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		1,891		2,000		—
Polytech Adventure Town, Inc.	6.67		200		142		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—
Daegu Football Club	1.84		300		101		300		—
Kookmin Credit Information, Inc.	6.42		1,202		—		—		—
Solitech Co., Ltd.	4.70		590		2,920		2,920		2,330
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”).	0.02		15		2		15		—
Korea Software Financial Cooperative	0.93		1,000		1,135		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—
Information and Communication Financial Cooperative	0.01		16		19		16		—
Korea Electric Engineers Association	0.11		20		22		20		—
Binext CT Financial Cooperative	15.00		1,500		1,454		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		1,160		1,800		—
Amicus Wireless Technology Ltd.	4.43		960		169		960		—
ZMOS Technology, Inc.	8.64		1,872		506		1,872		—

Total		(Won)	12,760	(Won)	9,712	(Won)	12,964	(Won)	2,330

	December 31, 2007
	Ownership (%)	Acquisition cost		Fair value or net asset value		Book Value(Note 1)		Unrealized gain(loss) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	132	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		1,891		2,000		—
Polytech Adventure Town, Inc.	6.67		200		142		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—
Daegu Football Club	1.84		300		101		300		—
Kookmin Credit Information, Inc.	6.42		1,202		—		—		—
Solitech Co., Ltd.	4.70		590		4,120		4,120		3,530
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”).	0.02		15		2		15		—
Korea Software Financial Cooperative	0.93		1,000		1,135		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—
Information and Communication Financial Cooperative	0.01		16		19		16		—
Korea Electric Engineers Association	0.11		20		22		20		—
Binext CT Financial Cooperative	15.00		1,500		1,454		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		1,160		1,800		—
Amicus Wireless Technology Ltd.	4.43		960		169		960		—
Opensolution Co., Ltd.	8.97		—		—		—		—
ZMOS Technology, Inc.	8.64		1,872		506		1,872		—

Total		(Won)	12,760	(Won)	10,912	(Won)	14,164	(Won)	3,530

(Note 1)	Investments in equity securities above, except Solitech Co., Ltd., do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.
(Note 2)	The amounts are not adjusted for deferred income tax arising from the unrealized gain (loss).

b.	Changes in Unrealized Gain (Loss)

Changes in unrealized gain (loss) on available-for-sale securities for the three months ended March 31, 2008 and the year ended December 31, 2007 are summarized as follows (in millions of Korean won):

	March 31, 2008 (3 months)		December 31, 2007 (12 months)
Beginning balance	(Won)	3,530	(Won)	6,050
Changes in unrealized gain (loss), net		(1,200)		(2,520)

Net balance at end of the period		2,330		3,530
Income tax effect		(641)		(971)

Balance at end of the period	(Won)	1,689	(Won)	2,559

7.	EQUITY METHOD INVESTMENT SECURITIES

Investments in securities accounted for using the equity method as of March 31, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	March 31, 2008
	Number of shares	Ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	23,458	(Won)	51,996	(Won)	51,996	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		50,654		50,540		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		100,198		100,198		—
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”)	400,000	100.00		9,008		2,038		6,655		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,129		5,129		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		2,896		2,810		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		10,005		10,005		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		115,136		115,377		184,730
KT Freetel Co., Ltd. (“KTF”)	102,129,938	52.99		3,821,386		2,309,259		2,595,419		2,956,662
Nasmedia, Inc. (Note 3)	1,767,516	50.00		26,055		11,619		26,055		—
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		30,432		30,432		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,704		21,704		12,419
Sidus FNH Co.	1,607,900	35.70		19,599		5,604		13,062		—
Olive Nine Co., Ltd. (Notes 2 and 4)	9,250,000	19.48		23,155		3,887		17,204		13,320
KT Commerce, Inc. (“KTC”) (Note 1)	266,000	19.00		1,330		1,297		1,266		—
Sidus FNH Benex Cinema (Note 1)	40	13.33		4,000		3,989		3,989		—
KTF Technologies, Inc. (“KTFT”) (Note 1)	56,000	3.85		366		1,572		1,051		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		3,148		3,148		—
KT China Co., Ltd. (“KTCC”)	—	100.00		1,245		1,040		1,040		—
Korea Telecom Philippines, Inc. (“KTPI”)	744,476	100.00		2,481		—		—		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		1,188		1,188		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		143,765		143,765		—
KTSC Investment Management B.V. (Note 5)	82,614	60.00		28,346		32,029		32,029		—
Korea Telecome Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		7,566		7,566		—
KBSi Co., Ltd.	952,000	32.38		4,760		3,728		3,728		—
Korea Information Technology Fund	70	23.33		70,000		77,848		77,848		—
Sky Life Contents Fund	45	22.50		4,500		4,095		4,095		—
Everyshow (Note 6)	300,000	21.28		1,500		1,469		1,469
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		8,788		27,912		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).	1,800,000	20.17		9,000		6,920		6,920		—
Goodmorning F Co., Ltd. (Note 2)	114,000	19.00		254		1,208		1,208		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 2)	266,000	19.00		506		5,257		5,257		—
Korea Information Data Corp. (“KID”) (Note 2)	760,000	19.00		3,800		13,684		13,684		—

	March 31, 2008
	Number of shares	Ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Korea Information Service Corp. (“KIS”) (Note 2)	570,000	19.00		2,850		11,504		11,504	—
Korea Seoul Contact all Co., Ltd. (Note 2)	45,600	19.00		228		243		243	—
Korea Service and Communication Co., Ltd. (Note 2)	45,600	19.00		228		278		278	—
Korea Call Center Co., Ltd. (Note 2)	45,600	19.00		228		272		272	—
TMworld Co., Ltd. (Note 2)	45,600	19.00		228		309		309	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 2)	45,600	19.00		228		278		278	—
Exdell Corporation (Note 2)	38,000	19.00		190		231		231
Information Technology Service Kangbuk Corporation (Note 2)	38,000	19.00		190		198		198	—
Information Technology Solution Nambu Corporation (Note 2)	38,000	19.00		190		197		197	—
Information Technology Solution Seobu Corporation (Note 2)	38,000	19.00		190		199		199	—
Information Technology Solution Busan Corporation (Note 2)	38,000	19.00		190		232		232	—
Information Technology Solution Jungbu Corporation (Note 2)	38,000	19.00		190		207		207	—
Information Technology Solution Honam Corporation (Note 2)	38,000	19.00		190		219		219	—
Information Technology Solution Daegu Corporation (Note 2)	38,000	19.00		190		191		191	—
Mostech Co., Ltd. (Note 2)	200,000	17.93		5,000		261		2,768	—
eNtoB Corp. (Note 1)	500,000	15.63		2,500		3,823		3,823	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		11,056		11,056	51,896

Total			(Won)	4,629,996	(Won)	3,068,846	(Won)	3,415,954

	December 31, 2007
	Number of shares	Ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	23,458	(Won)	52,900	(Won)	52,900	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		48,315		48,207		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		100,043		100,043		—
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”)	400,000	100.00		9,008		2,453		7,359		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,205		5,205		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		8,136		8,040		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		10,847		10,847		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		114,082		114,403		167,213
KT Freetel Co., Ltd. (“KTF”)	102,129,938	52.99		3,821,386		2,299,615		2,620,185		3,099,644
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		28,837		28,837		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,933		21,933		14,424
Sidus FNH Co.	1,607,900	35.70		19,599		6,273		14,409		—
Olive Nine Co., Ltd. (Note 2)	8,750,000	19.20		22,000		3,676		17,880		20,169
KT Commerce, Inc. (“KTC”) (Note 1)	266,000	19.00		1,330		1,305		1,264		—
Sidus FNH Benex Cinema (Note 1)	40	13.33		4,000		3,985		3,985		—
KTF Technologies, Inc. (“KTFT”) (Note 1)	56,000	3.85		366		2,073		1,623		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		2,937		2,937		—
KT China Co., Ltd. (“KTCC”)	—	100.00		1,245		946		946		—
Korea Telecom Philippines, Inc. (“KTPI”)	744,476	100.00		2,481		(112,543)		—		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		830		830		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		125,326		125,326		—
KTSC Investment Management B.V.	108	60.00		15		15		15		—
Super iMax	—	60.00		1,321		1		1,321		—
East Telecom	—	51.00		14,515		10,238		14,515		—
Korea Telecome Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,085		8,085		—
KBSi Co., Ltd.	952,000	32.38		4,760		3,408		3,408		—
Korea Information Technology Fund	70	23.33		70,000		77,578		77,578		—
Sky Life Contents Fund	45	22.50		4,500		4,997		4,997		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		3,036		24,892		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).	1,800,000	20.17		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 2)	114,000	19.00		254		1,151		1,151		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 2)	266,000	19.00		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 2)	760,000	19.00		3,800		13,541		13,541		—

	December 31, 2007
	Number of shares	Ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Korea Information Service Corp. (“KIS”) (Note 2)	570,000	19.00		2,850		10,792		10,792	—
Korea Seoul Contact all Co., Ltd. (Note 2)	45,600	19.00		228		271		271	—
Korea Service and Communication Co., Ltd. (Note 2)	45,600	19.00		228		274		274	—
Korea Call Center Co., Ltd. (Note 2)	45,600	19.00		228		266		266	—
TMworld Co., Ltd. (Note 2)	45,600	19.00		228		294		294	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 2)	45,600	19.00		228		275		275	—
Exdell Corporation (Note 2)	38,000	19.00		190		177		177
Information Technology Service Kangbuk Corporation (Note 2)	38,000	19.00		190		190		190	—
Information Technology Solution Nambu Corporation (Note 2)	38,000	19.00		190		190		190	—
Information Technology Solution Seobu Corporation (Note 2)	38,000	19.00		190		190		190	—
Information Technology Solution Busan Corporation (Note 2)	38,000	19.00		190		190		190	—
Information Technology Solution Jungbu Corporation (Note 2)	38,000	19.00		190		190		190	—
Information Technology Solution Honam Corporation (Note 2)	38,000	19.00		190		190		190	—
Information Technology Solution Daegu Corporation (Note 2)	38,000	19.00		190		190		190	—
Mostech Co., Ltd. (Note 2)	200,000	17.93		5,000		316		3,016	—
eNtoB Corp. (Note 1)	500,000	15.63		2,500		3,841		3,841	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		10,020		10,020	41,491

Total			(Won)	4,588,791	(Won)	2,888,015	(Won)	3,378,153

(Note 1)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these companies are over 20%. As a result, the Company accounts for these investments using the equity method.
(Note 2)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.
(Note 3)	During the three months ended March 31, 2008, the Company obtained 50% plus one share ownership interest of Nasmedia Inc. for (Won)26,055 million.
(Note 4)	The Company’s ownership interest in Olive Nine Co., Ltd. increased from 19.20% at December 31, 2007 to 19.48% at March 31, 2008 according to the conversion of convertible bonds and purchase of additional shares. The resulting difference in the Company’s equity in the investee totaling (Won)441 million was included in the other capital surplus.
(Note 5)	During the three months ended March 31, 2008, the Company additionally invested in KTSC Investment Management B.V. cash of (Won)12,495 million and in-kind contribution of (Won)15,836 million which consists of the shares of Super iMax and East Telecom totaling (Won)1,321 million and (Won)14,515 million, respectively, together with other stockholder on a proportionate basis.
(Note 6)	On January 24, 2008, the Company obtained 21.28% ownership interest of Everyshow for (Won)1,500 million.

Changes in carrying amount resulting from the equity method of accounting for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008 (3 months)
	January 1, 2008		Equity in income (loss)		Increase (Decrease) in equity of associates		Other increase (decrease)		March 31, 2008
KTN	(Won)	52,900	(Won)	(904)	(Won)	—	(Won)	—	(Won)	51,996
KTR		48,207		2,332		1		—		50,540
KT Capital Co., Ltd.		100,043		242		(87)		—		100,198
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”) (Note 1)		7,359		(704)		—		—		6,655
KT Internal Venture Fund No. 2 (Note 1)		5,205		(76)		—		—		5,129
KTL		8,040		(5,230)		—		—		2,810
TSC		10,847		(842)		—		—		10,005
KTH		114,403		983		(9)		—		115,377
KTF		2,620,185		(23,529)		(3,651)		2,414		2,595,419
Nasmedia, Inc. (Note 1)		—		—		—		26,055		26,055
KTP		28,837		1,595		—		—		30,432
KTSC		21,933		254		(79)		(404)		21,704
Sidus FNH Co. (Note 1)		14,409		(1,347)		—		—		13,062
Olive Nine Co., Ltd. (Note 1)		17,880		(1,393)		(438)		1,155		17,204
KTC		1,264		6		(4)		—		1,266
Sidus FNH Benex Cinema Investment Fund (Note 1)		3,985		4		—		—		3,989
KTFT		1,623		(571)		(1)		—		1,051
KTAI (Note 1)		2,937		42		169		—		3,148
KTCC (Note1 )		946		(2)		96		—		1,040
KTPI (Notes 1 and 2)		—		—		—		—		—
KTJ (Note 1)		830		174		184		—		1,188
NTC (Note 1)		125,326		5,313		13,126		—		143,765
KTSC Investment Management B.V. (Note 1)		15		179		3,504		28,331		32,029
Super iMax (Note 1)		1,321		—		—		(1,321)		—
East Telecom (Note 1)		14,515		—		—		(14,515)		—
KTD (Note 1)		8,085		(519)		—		—		7,566
KBSi Co., Ltd. (Note 1)		3,408		320		—		—		3,728
KITF (Note 1)		77,578		367		—		(97)		77,848
Sky Life Contents Fund (Note 1)		4,997		(902)		—		—		4,095
Everyshow (Note 1)		—		(31)		—		1,500		1,469
KDB (Note 1)		24,892		3,865		(845)		—		27,912
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”) (Note 1)		7,147		(119)		(108)		—		6,920
Goodmorning F Co., Ltd. (Note 1)		1,151		58		(1)		—		1,208
KNRDC (Note 1)		3,788		1,469		—		—		5,257
KID (Note 1)		13,541		371		—		(228)		13,684
KIS (Note 1)		10,792		883		—		(171)		11,504

	March 31, 2008 (3 months)
	January 1, 2008		Equity in income (loss)		Increase (Decrease) in equity of associates		Other increase (decrease)		March 31, 2008
Korea Seoul Contact all Co., Ltd. (Note 1)		271		(28)		—		—		243
Korea Service and Communication Co., Ltd. (Note 1)		274		4		—		—		278
Korea Call Center Co., Ltd. (Note 1)		266		6		—		—		272
TMworld Co., Ltd. (Note 1)		294		15		—		—		309
UMS&C (Note 1)		275		3		—		—		278
Exdell Corporation (Note 1)		177		54		—		—		231
Information Technology Service Kangbuk Corporation (Note 1)		190		8		—		—		198
Information Technology Solution Nambu Corporation (Note 1)		190		7		—		—		197
Information Technology Solution Seobu Corporation (Note 1)		190		9		—		—		199
Information Technology Solution Busan Corporation (Note 1)		190		42		—		—		232
Information Technology Solution Jungbu Corporation (Note 1)		190		17		—		—		207
Information Technology Solution Honam Corporation (Note 1)		190		29		—		—		219
Information Technology Solution Daegu Corporation (Note 1)		190		1		—		—		191
Mostech Co., Ltd. (Note 1)		3,016		(248)		—		—		2,768
eNtoB Corp. (Note 1)		3,841		(18)		—		—		3,823
MTC (Note 1)		10,020		422		614		—		11,056

Total	(Won)	3,378,153	(Won)	(17,389)	(Won)	12,471	(Won)	42,719	(Won)	3,415,954

	December 31, 2007 (12 months)
	January 1, 2007		Equity in income (loss)		Increase (Decrease) in equity of associates		Other increase (decrease)		December 31, 2007
KTN	(Won)	50,840	(Won)	2,060	(Won)	—	(Won)	—	(Won)	52,900
KTR		40,535		7,672		—		—		48,207
KT Capital Co., Ltd.		99,573		359		111		—		100,043
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		—		(1,649)		—		9,008		7,359
KT Internal Venture Fund No. 2 (Note 1)		5,144		61		—		—		5,205
KTL		6,875		1,165		—		—		8,040
TSC		24,810		(13,963)		—		—		10,847
Korea Telecom Venture Fund No. 1		12,862		(295)		(19)		(12,548)		—
KTH		107,453		2,228		4,722		—		114,403
KTF		2,707,823		(10,133)		(16,227)		(61,278)		2,620,185
KTP		27,653		1,184		—		—		28,837
KTSC		18,686		3,768		(521)		—		21,933
Sidus FNH Co.		16,949		(2,541)		1		—		14,409
Olive Nine Co., Ltd.		22,000		(4,377)		257		—		17,880
KTC		862		406		(4)		—		1,264
Sidus FNH Benex Cinema Investment Fund		4,013		(28)		—		—		3,985
KTFT		—		1,246		11		366		1,623
KTAI		2,806		104		27		—		2,937
KTCC		813		65		68		—		946
KTPI (Note 2)		—		—		—		—		—
KTJ		—		625		205		—		830
NTC (Note 1)		93,581		21,732		11,918		(1,905)		125,326
KTSC Investment Management B.V. (Note 1)		—		—		—		15		15
Super iMax (Note 1)		—		—		—		1,321		1,321
East Telecom (Note 1)		—		—		—		14,515		14,515
KTD (Note 1)		7,867		219		(1)		—		8,085
KBSi Co., Ltd.		2,810		598		—		—		3,408
KITF		71,128		5,531		1,151		(232)		77,578
Sky Life Contents Fund		5,050		(53)		—		—		4,997
KDB (Note 1)		16,455		7,676		761		—		24,892
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
KNRDC		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271

	December 31, 2007 (12 months)
	January 1, 2007		Equity in income (loss)		Increase (Decrease) in equity of associates		Other increase (decrease)		December 31, 2007
Korea Service and Communication Co., Ltd.		228		46		—		—		274
Korea Call Center Co., Ltd.		228		38		—		—		266
TMworld Co., Ltd.		228		66		—		—		294
UMS&C		228		47		—		—		275
Exdell Corporation (Note 1)		—		(13)		—		190		177
Information Technology Service Kangbuk Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Busan Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Honam Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—		—		190		190
Mostech Co., Ltd. (Note 1)		4,186		(1,170)		—		—		3,016
eNtoB Corp.		3,363		471		7		—		3,841
Pivotec Co., Ltd.		6,299		38		(3,359)		(2,978)		—
MTC (Note 1)		9,321		1,233		52		(586)		10,020

Total	(Won)	3,403,914	(Won)	28,515	(Won)	(679)	(Won)	(53,597)	(Won)	3,378,153

(Note 1)	These securities were accounted for using the equity method of accounting based on unreviewed financial statements as of and for the three months ended March 31, 2008 as the reviewed financial statements on these companies could not be obtained. In order to verify the reliability of such unreviewed financial statements, the Company has performed the following procedures and found no significant exceptions:
	i)	Obtain the unreviewed financial statements signed by the investee’s chief executive officer and statutory auditor.
	ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unreviewed financial statements.
	iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.
	☐)	Analyze the effect of potential difference between the unreviewed and audited financial statements.
(Note 2)	According to the resolution of the Company’s board of directors on October 25, 2007, KTPI was dissolved as of December 31, 2007 and expected to be liquidated in 2008.

Changes in investment differences from the equity method investment securities for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008 (3 months)										December 31, 2007 (12 months)
Affiliate	January 1, 2008		Increase		Amortization		Other		March 31, 2008		January 1, 2007		Increase		Amortization		December 31, 2007
KT FDS Co., Ltd.	(Won)	4,906	(Won)	—	(Won)	289	(Won)	—	(Won)	4,617	(Won)	—	(Won)	5,772	(Won)	866	(Won)	4,906
KTF		325,284		—		32,528		—		292,756		455,313		—		130,029		325,284
Nasmedia, Inc.		—		14,436		—		—		14,436		—		—		—		—
Sidus FNH Co.		8,136		—		678		—		7,458		10,848		—		2,712		8,136
Olive Nine Co., Ltd.		14,204		—		887		—		13,317		17,755		—		3,551		14,204
Super iMax		1,320		—		—		(1,320)		—		—		1,320		—		1,320
East Telecom		4,277		—		—		(4,277)		—		—		4,277		—		4,277
KDB		21,856		—		2,732		—		19,124		33,413		—		11,557		21,856
Mostech Co., Ltd.		2,700		—		193		—		2,507		3,471		—		771		2,700

Total	(Won)	382,683	(Won)	14,436	(Won)	37,307	(Won)	(5,597)	(Won)	354,215	(Won)	520,800	(Won)	11,369	(Won)	149,486	(Won)	382,683

Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008						December 31, 2007
Company	Inventories		Property and equipment and intangible assets		Total		Inventories		Property and equipment and intangible assets		Total
KTR	(Won)	114	(Won)	—	(Won)	114	(Won)	108	(Won)	—	(Won)	108
KTL		—		86		86		—		96		96
KTH		—		(241)		(241)		—		(321)		(321)
KTF		5,539		1,057		6,596		2,035		2,679		4,714
KTC		—		31		31		—		41		41
KTFT		521		—		521		450		—		450

Total	(Won)	6,174	(Won)	933	(Won)	7,107	(Won)	2,593	(Won)	2,495	(Won)	5,088

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of March 31, 2008 are nil. KTPI was dissolved as of December 31, 2007 and is expected to be liquidated in 2008. Even if the changes in the Company’s equity not reflected due to the book value of the investment securities being zero amounted to (Won)112,543 million as of December 31, 2007, the outflow of the Company’s resources is not anticipated for such losses in the future, and accordingly, the accumulated losses not reflected in the Company’s investment securities as of March 31, 2008 and December 31, 2007 are nil.

The condensed financial information of the investees as of March 31, 2008 and December 31, 2007 and for the three months ended March 31, 2008 and for the year ended December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008 (3 months)
	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	151,246	(Won)	99,354	(Won)	96,200	(Won)	(902)
KTR		315,466		264,811		26,308		2,338
KT Capital Co., Ltd.		816,986		716,787		19,059		242
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		11,502		9,465		25,353		(415)
KT Internal Venture Fund No. 2		5,499		62		14		14
KTL		70,677		67,659		19,825		(5,585)
TSC		100,995		90,367		33,515		(896)
KTH		190,486		15,884		29,439		1,613
KTF		7,555,582		3,197,945		2,078,388		20,531
Nasmedia Inc.		54,487		30,522		2,820		736

	March 31, 2008 (3 months)
	Total assets	Total liabilities	Revenue	Net income (loss)
KTP	157,047	89,185	27,346	3,558
KTSC	70,996	12,312	13,629	622
Sidus FNH Co.	24,914	9,217	7,875	(1,875)
Olive Nine Co., Ltd.	37,303	17,348	14,117	(2,628)
KTC	22,810	15,984	10,556	(22)
Sidus FNH Benex Cinema Investment Fund	30,071	149	179	30
KTFT	169,582	128,697	98,769	(12,953)
KTAI	5,749	2,601	1,781	42
KTCC	1,752	712	994	(2)
KTJ	7,485	6,297	3,565	174
NTC	198,163	18,376	29,424	6,721
KTSC Investment Management B.V.	52,763	106	—	443
KTD	61,414	39,164	4,680	(2,026)
KBSi Co., Ltd.	19,052	7,538	7,772	989
KITF	333,636	—	—	1,160
Sky Life Contents Fund	18,536	333	105	105
Everyshow	7,010	105	2	(145)
KDB	511,842	323,353	95,549	13,698
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)	34,436	128	726	250
Goodmorning F Co., Ltd.	12,607	6,243	11,174	306
KNRDC	54,589	26,921	17,697	7,733
KID	108,026	36,004	53,809	2,984
KIS	85,343	24,795	34,894	4,768
Korea Seoul Contact all Co., Ltd.	6,300	5,025	10,211	(149)
Korea Service and Communication Co., Ltd.	5,697	4,233	8,300	21
Korea Call Center Co., Ltd.	4,612	3,179	7,069	33
TMworld Co., Ltd.	4,486	2,982	7,185	77
UMS&C	4,726	3,263	7,558	16
Exdell Corporation	2,616	1,401	3,776	285
Information Technology Service Kangbuk Corporation	5,797	4,754	12,044	43
Information Technology Solution Nambu Corporation	2,022	986	8,810	36
Information Technology Solution Seobu Corporation	2,446	1,401	7,998	46
Information Technology Solution Busan Corporation	2,706	1,487	8,738	220
Information Technology Solution Jungbu Corporation	1,087	851	7,832	87
Information Technology Solution Honam Corporation	5,160	4,008	9,548	151
Information Technology Solution Daegu Corporation	1,617	610	4,808	6
Mostech Co., Ltd.	6,852	5,394	4,544	(158)
eNtoB Corp.	56,393	31,928	159,215	(68)
MTC	35,897	8,258	6,631	1,426

	December 31, 2007 (12 months)
	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	154,739	(Won)	101,946	(Won)	337,819	(Won)	2,005
KTR		331,082		282,767		119,659		7,692
KT Capital Co., Ltd.		630,173		530,130		31,154		359
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		11,364		8,911		25,353		(1,434)
KT Internal Venture Fund No. 2		5,578		60		133		65
KTL		76,704		68,102		96,942		866
TSC		97,687		86,163		128,297		(14,922)
KTH		194,822		21,819		122,890		3,868
KTF		7,460,705		3,121,265		7,293,321		244,144
KTP		157,581		93,277		106,903		2,640
KTSC		68,980		9,677		33,236		10,168
Sidus FNH Co.		27,439		9,868		22,603		478
Olive Nine Co., Ltd.		41,588		22,437		35,173		(4,305)
KTC		19,957		13,093		39,432		1,997
Sidus FNH Benex Cinema Investment Fund		30,043		151		1,150		(209)
KTFT		164,591		110,714		455,996		2,645
KTAI		5,162		2,226		7,542		104
KTCC		1,002		56		1,588		65
KTPI		208		112,751		20		(13,481)
KTJ		4,671		3,841		5,219		864
NTC		172,679		15,951		106,591		27,177
KTSC Investment Management B.V.		25		—		—		—
Super iMax		1		—		—		—
East Telecom		25,388		5,313		9,345		6,020
KTD		62,967		39,190		43,570		643
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
KITF		332,476		—		33,644		22,712
Sky Life Contents Fund		22,716		505		469		(236)
KDB		513,708		341,515		387,393		38,199
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
KNRDC		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Kangbuk Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—
Information Technology Solution Jungbu Corporation		1,000		—		—		—
Information Technology Solution Honam Corporation		1,000		—		—		—
Information Technology Solution Daegu Corporation		1,000		—		—		—
Mostech Co., Ltd.		7,501		5,735		19,879		(2,222)
eNtoB Corp.		64,311		39,728		563,278		3,014
MTC		32,149		7,100		28,229		3,081

8.	PROPERTY AND EQUIPMENT

a.	Changes in property and equipment for the three months ended March 31, 2008 and for the year ended December 31, 2007 are as follows: (in millions of Korean won)

	March 31, 2008 (3 months)
	January 1, 2008		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note 1)		March 31, 2008
Land (Note 2)	(Won)	1,103,479	(Won)	—	(Won)	(302)	(Won)	—	(Won)	—	(Won)	226	(Won)	1,103,403
Buildings (Note 2)		2,921,588		—		(566)		(31,809)		—		32,264		2,921,477
Structures		168,131		—		(65)		(3,748)		—		13		164,331
Machinery		5,820,762		3,322		(9,503)		(395,290)		(20)		229,596		5,648,867
Vehicles		4,162		—		(1)		(484)		—		—		3,677
Others		176,126		3,430		(999)		(23,853)		—		13,424		168,128
Construction-in-progress		254,370		388,554		—		—		—		(281,851)		361,073

	(Won)	10,448,618	(Won)	395,306	(Won)	(11,436)	(Won)	(455,184)	(Won)	(20)	(Won)	(6,328)	(Won)	10,370,956

	December 31, 2007 (12 months)
	January 1, 2007		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note 1)		December 31, 2007
Land (Note 2)	(Won)	1,060,530	(Won)	16	(Won)	(3,211)	(Won)	—	(Won)	—	(Won)	46,144	(Won)	1,103,479
Buildings (Note 2)		2,913,906		21		(9,194)		(125,603)		—		142,458		2,921,588
Structures		171,845		—		(569)		(15,722)		—		12,577		168,131
Machinery		5,806,329		21,723		(96,744)		(1,776,575)		(4,447)		1,870,476		5,820,762
Vehicles		5,559		—		(46)		(2,497)		—		1,146		4,162
Others		182,042		27,404		(675)		(114,422)		—		81,777		176,126
Construction-in-progress		257,873		2,173,293		—		—		—		(2,176,796)		254,370

	(Won)	10,398,084	(Won)	2,222,457	(Won)	(110,439)	(Won)	(2,034,819)	(Won)	(4,447)	(Won)	(22,218)	(Won)	10,448,618

(Note 1)	Others mainly consist of the transfers from construction-in-progress to machinery, increase in contribution for construction and reclassifications.
(Note 2)	Certain portion of lands and buildings were pledged as collateral relating to lease contracts. The maximum pledged amount as of March 31, 2008 was (Won)58,083 million.

9.	STANDARD VALUE OF LAND

The standard value of land declared by the government as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008				December 31, 2007
	Book value		Standard value		Book value		Standard value
Metropolitan district (including the head office)	(Won)	597,010	(Won)	3,521,791	(Won)	597,041	(Won)	3,555,541
Busan district		106,658		460,203		106,726		455,810
Jeonnam district		91,983		225,577		91,997		225,623
Daegu district		117,915		315,375		117,920		315,398
Chungnam district		49,695		181,661		49,695		181,661
Jeonbuk district		48,165		113,167		48,192		113,220
Kangwon district		44,818		97,678		44,970		97,931
Chungbuk district		31,651		99,462		31,430		99,375
Jeju district		15,508		32,651		15,508		32,651

	(Won)	1,103,403	(Won)	5,047,565	(Won)	1,103,479	(Won)	5,077,210

10.	CONTRIBUTION FOR CONSTRUCTION

Changes in contribution for construction which was used in the acquisition of property and equipment for the three months ended March 31, 2008 and for the year ended December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008 (3 months)
	January 1, 2008		Increase		Decrease		Transfer		March 31, 2008
Buildings	(Won)	2,306	(Won)	—	(Won)	(147)	(Won)	102	(Won)	2,261
Structures		1,517		—		(42)		35		1,510
Machinery		111,311		—		(10,123)		9,646		110,834
Others		1,537		—		(269)		723		1,991
Construction-in-progress		88,530		13,929		—		(10,506)		91,953

Total	(Won)	205,201	(Won)	13,929	(Won)	(10,581)	(Won)	—	(Won)	208,549

	December 31, 2007 (12 months)
	January 1, 2007		Increase		Decrease		Transfer		December 31, 2007
Buildings	(Won)	2,732	(Won)	—	(Won)	(1,337)	(Won)	911	(Won)	2,306
Structures		1,402		—		(170)		285		1,517
Machinery		98,371		—		(43,037)		55,977		111,311
Others		1,490		—		(1,038)		1,085		1,537
Construction-in-progress		70,163		76,625		—		(58,258)		88,530

Total	(Won)	174,158	(Won)	76,625	(Won)	(45,582)	(Won)	—	(Won)	205,201

11.	INTANGIBLE ASSETS

(1)	Changes in intangible assets for the three months ended March 31, 2008 and for the year ended December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008 (3 months)
	January 1, 2008		Increase		Amortization		Impairment loss		Others		March 31, 2008
Industrial rights	(Won)	4,759	(Won)	—	(Won)	(232)	(Won)	—	(Won)	—	(Won)	4,527
Development costs		201,798		12,290		(27,537)		—		(58)		186,493
Software		86,863		2,346		(6,637)		—		—		82,572
Frequency usage rights		91,142		—		(5,472)		—		—		85,670
Others		55,176		—		(1,794)		—		—		53,382

	(Won)	439,738	(Won)	14,636	(Won)	(41,672)	(Won)	—	(Won)	(58)	(Won)	412,644

	December 31, 2007 (12 months)
	January 1, 2007		Increase		Amortization		Impairment loss		Others		December 31, 2007
Industrial rights	(Won)	4,342	(Won)	1,389	(Won)	(972)	(Won)	—	(Won)	—	(Won)	4,759
Development costs		193,544		111,401		(102,662)		—		(485)		201,798
Software		87,954		24,353		(25,431)		—		(13)		86,863
Frequency usage rights		113,031		—		(21,889)		—		—		91,142
Others		71,911		5,019		(10,245)		(7,066)		(4,443)		55,176

	(Won)	470,782	(Won)	142,162	(Won)	(161,199)	(Won)	(7,066)	(Won)	(4,941)	(Won)	439,738

(2)	The components of intangible assets as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008
	Acquisition cost		Accumulated amortization		Accumulated impairment loss		Book value
Industrial rights	(Won)	12,375	(Won)	(7,848)	(Won)	—	(Won)	4,527
Development costs		571,034		(384,541)		—		186,493
Software		192,597		(110,025)		—		82,572
Frequency usage rights		125,800		(40,130)		—		85,670
Others		132,036		(71,588)		(7,066)		53,382

	(Won)	1,033,842	(Won)	(614,132)	(Won)	(7,066)	(Won)	412,644

	December 31, 2007
	Acquisition cost		Accumulated amortization		Accumulated impairment loss		Book value
Industrial rights	(Won)	12,375	(Won)	(7,616)	(Won)	—	(Won)	4,759
Development costs		559,303		(357,505)		—		201,798
Software		192,311		(105,448)		—		86,863
Frequency usage rights		125,800		(34,658)		—		91,142
Others		132,035		(69,793)		(7,066)		55,176

	(Won)	1,021,824	(Won)	(575,020)	(Won)	(7,066)	(Won)	439,738

The Company’s research and ordinary development expenses amounted to (Won)56,812 million and (Won)53,822 million for the three months ended March 31, 2008 and 2007, respectively.

12.	PRESENT VALUE OF ASSETS AND LIABILITIES

Assets and liabilities measured at present value as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008
Accounts	Discount rate	Collection period	Nominal value		Present value		Discount
Accounts receivable - trade	5.38~5.83%	2008~2009	(Won)	36,569	(Won)	35,328	(Won)	1,241
Accounts receivable - other	5.38~8.85%	2008~2009		41,406		40,559		847
Long-term accounts receivable - trade	5.38~5.83%	2009~2025		60,112		39,732		20,380
Long-term accounts receivable - other	5.38~8.85%	2009~2011		9,341		8,857		484

	December 31, 2007
Accounts	Discount rate	Collection period	Nominal value		Present value		Discount
Accounts receivable - trade	5.68~7.04%	2008	(Won)	32,258	(Won)	30,898	(Won)	1,360
Accounts receivable - other	5.38~8.85%	2008		18,738		17,718		1,020
Long-term accounts receivable - trade	5.68~7.04%	2009~2025		62,624		41,704		20,920
Long-term accounts receivable - other	5.38~8.85%	2009~2011		38,438		36,171		2,267

13.	LONG-TERM DEBT

a.	Bonds

Bonds as of March 31, 2008 and December 31, 2007 are summarized as follows (in thousands of U.S. dollars, millions of Japanese yen and millions of Korean won):

	March 31, 2008
	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
MTNP notes (Note 1)	6/24/2004	(Won)	595,020	6/24/2014	Payable in full at maturity	5.88%
		USD	(600,000)
MTNP notes (Note 1)	9/7/2004	(Won)	99,170	9/7/2034	Payable in full at maturity	6.50%
		USD	(100,000)
MTNP notes (Note 1)	7/15/2005	(Won)	396,680	7/15/2015	Payable in full at maturity	4.88%
		USD	(400,000)
MTNP notes (Note 1)	5/3/2006	(Won)	198,340	5/3/2016	Payable in full at maturity	5.88%
		USD	(200,000)
Euro bonds	4/11/2007	(Won)	198,340	4/11/2012	Payable in full at maturity	5.13%
		USD	(200,000)
The 132nd Public bond	2/9/2001		70,000	2/9/2011	Payable in full at maturity	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
The 158th Public bond	4/30/2003		220,000	4/30/2008	Payable in full at maturity	5.29%
The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	Payable in full at maturity	5.01%
The 170th Public bond	1/11/2008		125,025	1/11/2011	Payable in full at maturity	1.45%
		JPY	(12,500)
The 171st Public bond	2/28/2008		100,000	2/28/2013	Payable in full at maturity	5.41%
The 172-1st Public bond	3/31/2008		49,585	3/31/2011	Payable in full at maturity	4.20%
		USD	(50,000)
The 172-2nd Public bond	3/31/2008		109,087	3/31/2012	Payable in full at maturity	4.30%
		USD	(110,000)

Total		(Won)	5,301,247

Less current portion (not including discounts on bonds of (Won)13 million)			(220,000)

Long-term portion			5,081,247
Less discount on bonds			(29,609)

Net		(Won)	5,051,638

	December 31, 2007
	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
MTNP notes (Note 1)	6/24/2004	(Won)	562,920	6/24/2014	Payable in full at maturity	5.88%
		USD	(600,000)
MTNP notes (Note 1)	9/7/2004	(Won)	93,820	9/7/2034	Payable in full at maturity	6.50%
		USD	(100,000)
MTNP notes (Note 1)	7/15/2005	(Won)	375,280	7/15/2015	Payable in full at maturity	4.88%
		USD	(400,000)
MTNP notes (Note 1)	5/3/2006	(Won)	187,640	5/3/2016	Payable in full at maturity	5.88%
		USD	(200,000)
Euro bonds	4/11/2007	(Won)	187,640	4/11/2012	Payable in full at maturity	5.13%
		USD	(200,000)
The 130th Public bond	1/19/2001	(Won)	50,000	1/19/2008	Payable in full at maturity	7.28%
The 132nd Public bond	2/9/2001		70,000	2/9/2011	Payable in full at maturity	7.68%
The 133rd Public bond	2/12/2001		50,000	2/12/2008	Payable in full at maturity	6.78%
The 138th Public bond	2/28/2001		100,000	2/28/2008	Payable in full at maturity	7.45%
The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
The 158th Public bond	4/30/2003		220,000	4/30/2008	Payable in full at maturity	5.29%
The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	Payable in full at maturity	5.01%

Total		(Won)	5,037,300

Less current portion (not including discounts on bonds of (Won)62 million)			(420,000)

Long-term portion			4,617,300

Less discount on bonds			(28,012)

Net		(Won)	4,589,288

(Note 1)	As of March 31, 2008, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	Maturity date	Interest rate per annum	March 31, 2008		December 31, 2007
Informatization Promotion Fund	3/15/2008	4.88%	(Won)	—	(Won)	2,200
	12/15/2008	4.88%		2,150		2,867
	3/15/2009	5.38%		7,600		9,500
	3/15/2010	5.90%		6,666		7,500
	6/15/2010	5.90%		4,545		5,050
	3/15/2012	5.63%		11,820		11,820
Inter-Korean Cooperation Fund	7/11/2026	2.00%		1,920		1,920
	7/11/2026	2.00%		1,847		1,847
	7/11/2026	2.00%		1,098		1,098
	7/11/2026	2.00%		800		800

Total				38,446		44,602
Current portion				(15,103)		(18,020)

			(Won)	23,343	(Won)	26,582

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

c.	Repayment Schedule

Repayment schedule of the Company’s long-term debt as of March 31, 2008 is as follows (in millions of Korean won):

Year ending March 31,	Bonds						Borrowings in local currency		Total
	In local currency		In foreign currency		Sub total
2009	(Won)	220,000	(Won)	—	(Won)	220,000	(Won)	15,103	(Won)	235,103
2010		620,000		—		620,000		9,293		629,293
2011		820,000		—		820,000		4,445		824,445
2012		490,000		174,610		664,610		3,940		668,550
2013		580,000		307,427		887,427		—		887,427
Thereafter		800,000		1,289,210		2,089,210		5,665		2,094,875

Total	(Won)	3,530,000	(Won)	1,771,247	(Won)	5,301,247	(Won)	38,446	(Won)	5,339,693

14.	PROVISIONS

Changes in provisions for the three months ended March 31, 2008 and for the year ended December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008 (3 months)
	January 1, 2008		Increase		Decrease				March 31, 2008
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	32,849	(Won)	3,200	(Won)	—	(Won)	(17,540)	(Won)	18,509
KT members point (Note 2)		1,751		122		(1,020)		—		853
Provision for loss from system integration (“SI”) business (Note 3)		2,294		—		—		(1,450)		844

Sub total		36,894		3,322		(1,020)		(18,990)		20,206

Non-current portion:
Call bonus points (Note 4)		20,087		—		(1,917)		(1,221)		16,949
Let’s 010 call bonus points (Note 5)		590		—		(42)		(30)		518

Sub total		20,677		—		(1,959)		(1,251)		17,467

Total	(Won)	57,571	(Won)	3,322	(Won)	(2,979)	(Won)	(20,241)	(Won)	37,673

	December 31, 2007 (12 months)
	January 1, 2007		Increase		Decrease				December 31, 2007
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	4,991	(Won)	34,269	(Won)	(4,970)	(Won)	(1,441)	(Won)	32,849
KT members point (Note 2)		1,402		1,600		—		(1,251)		1,751
Provision for loss from system integration (“SI”) business (Note 3)		—		2,294		—		—		2,294

Sub total		6,393		38,163		(4,970)		(2,692)		36,894

Non-current portion:
Call bonus points (Note 4)		72,693		—		(44,097)		(8,509)		20,087
Let’s 010 call bonus points (Note 5)		1,494		—		(829)		(75)		590

Sub total		74,187		—		(44,926)		(8,584)		20,677

Total	(Won)	80,580	(Won)	38,163	(Won)	(49,896)	(Won)	(11,276)	(Won)	57,571

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.
(Note 2)	The Company recorded provisions for the KT members points, for VIP customers of the fixed-line or mobile telephone users who are entitled to receive certain goods and other benefits up to (Won)25,000 per person.
(Note 3)	The estimated losses on the SI business in progress were recognized as the provision.
(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.
(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points provided to its PCS subscribers who are entitled to receive certain goods and other benefits from the Company.

15.	LEASE

a.	Capital Lease

Property and equipment acquired through capital lease agreements with KT Rental and other as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008		December 31, 2007
Acquisition cost	(Won)	145,510	(Won)	137,516
Accumulated depreciation		(72,439)		(64,857)

Net balance	(Won)	73,071	(Won)	72,659

Depreciation	(Won)	7,582	(Won)	29,498

Annual future lease payments of such leases as of March 31, 2008 are as follows (in millions of Korean won):

Year ending March 31,	Lease payment
2009	(Won)	36,637
2010		30,019
2011		20,499
2012		13,401
2013		6,333
Thereafter		61

Total		106,950
Less amounts representing interest		(13,940)

Principal amount		93,010
Less current portion		(30,291)

Net	(Won)	62,719

b.	Operating Lease

The Company maintains operating lease agreements with KT Rental and others for vehicles and machinery. Annual future lease payments under the operating leases at March 31, 2008 are as follows (in millions of Korean won):

Year ending March 31,	Lease payment
2009	(Won)	30,715
2010		13,440
2011		5,045
2012		1,487
2013		9

Total	(Won)	50,696

Operating lease expenses incurred for the three months ended March 31, 2008 amounted to (Won)9,060 million.

16.	REFUNDABLE DEPOSITS FOR TELEPHONE INSTALLATION

Through December 15, 1998, the Company received deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service.

Beginning on December 15, 1998, the Company allowed customers to choose between alternative plans for basic telephone service. Under such plans, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

17.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies as of March 31, 2008 and December 31, 2007 are summarized as follows (in thousands of foreign currencies and millions of Korean won):

	March 31, 2008				December 31, 2007
	Foreign currencies		Korean won equivalent		Foreign currencies		Korean won equivalent
Assets:
Cash and cash equivalents	USD	8,808	(Won)	8,735	USD	16,014	(Won)	15,024
Short-term investment assets	USD	15,327		15,200	USD	15,327		14,380
Accounts receivable – trade	USD	165,524		164,150	USD	160,190		150,290
	SDR	16,176		26,404	SDR	19,033		28,187
	EUR	443		693	EUR	286		395
Accounts receivable – other	USD	600		555	USD	461		433
Guarantee deposits	USD	557		552	USD	557		523

	USD	190,816			USD	192,549
Total assets	SDR	16,176	(Won)	216,289	SDR	19,033	(Won)	209,232

	EUR	443			EUR	286

	March 31, 2008				December 31, 2007
	Foreign currencies		Korean won equivalent		Foreign currencies		Korean won equivalent
Liabilities:
Accounts payable – trade	USD	165,465	(Won)	164,091	USD	154,921	(Won)	145,347
	SDR	12,251		19,997	SDR	16,350		24,213
	EUR	170		266	EUR	123		170
	AUD	—		—	AUD	112		92
	CAD	27		27	CAD	—		—
Bonds (par value)	USD	1,660,000		1,646,222	USD	1,500,000		1,407,300
	JPY	12,500,000		125,025	JPY	—		—

	USD	1,825,465			USD	1,654,921
	SDR	12,251			SDR	16,350
	EUR	170			EUR	123
	AUD	—			AUD	112
	CAD	27			CAD	—
Total liabilities	JPY	12,500,000	(Won)	1,955,628	JPY	—	(Won)	1,577,122

18.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	The list of subsidiaries of the Company as of March 31, 2008 is as follows:

Type of control	Subsidiaries
Direct control	KTF, KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital Co., Ltd., Sidus FNH Co., Olive Nine Co., Ltd., KT FDS Co., Ltd.(formerly, “Korea FDS Co., Ltd.”), KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KTAI, NTC, KTJ, KTCC, KTSC Investment Management B.V. and Nasmedia

Indirect control through KTF	KTFT, KTF MHows, KTF M&S, PT.KTF Indonesia, KTF Music (formerly, “Bluecord Technology “)and Doremi media

Indirect control through KTH	KTC

b.	Significant account balances with related parties as of March 31, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

Related party	Account	March 31, 2008		December 31, 2007
Subsidiary:
KTF	Receivables	(Won)	53,046	(Won)	47,850
	Payables		205,820		212,689
KTH	Receivables		549		777
	Accrued expenses		9,894		12,943
KTN	Receivables		7,193		7,351
	Payables		21,628		45,508
KTL	Receivables		113		681
	Payables		15,484		20,408
KTFT	Receivables		539		629
	Payables		13,377		13,010
KTC	Receivables		1,880		1,844
	Payables		5,478		15,298
KTR	Receivables		24		1,077
	Payables		63,640		58,912
Others	Receivables		5,456		4,713
	Payables		9,372		12,252

Equity method investee:
KDB	Receivables		10,182		6,944
	Payables		6,155		7,682
KID	Receivables		3,284		1,074
	Payables		6,838		15,763
KNRDC	Receivables		2		33
	Payables		1,819		11,486
KIS	Receivables		1,637		18
	Payables		8,918		12,211
Goodmorning F Co., Ltd.	Payables		3,193		8,267
eNtoB Corp.	Payables		6,824		17,198
Korea Seoul Contact all Co., Ltd.	Payables		3,809		3,482
Korea Service and Communication Co., Ltd.	Payables		3,470		2,768
Korea Call Center Co., Ltd.	Payables		2,671		2,395
TMworld Co., Ltd.	Payables		3,070		2,364
UMS&C	Payables		3,267		2,582
Other	Receivables		338		14
	Payables		4,242		1,110

	Receivables	(Won)	84,243	(Won)	73,005

Total
	Payables	(Won)	398,969	(Won)	478,328

c.	Significant transactions with related parties for the three months ended March 31, 2008 and 2007 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	2008		2007
Subsidiary:
KTF	Leased line charges and other	Operating revenue	(Won)	111,559	(Won)	114,077
	Purchase of PCS networks and other	Operating expense		185,757		184,130
KTH	Leased line charges and other	Operating revenue		1,680		896
	Commission and other	Operating expense		15,609		6,419
KTN	Leased line charges and other	Operating revenue		9,897		9,258
	Cost of SI, network integration business and other	Operating expense		22,319		25,950
KTL	Leased line charges and other	Operating revenue		333		489
	Commissions and other	Operating expense		18,378		20,345
KTFT	Telecommunication revenue and other	Operating revenue		554		1,046
	Cost of goods sold and other	Operating expense		16,197		31,065
KTC	Telecommunication revenue and other	Operating revenue		302		249
	Commissions and other	Operating expense		5,868		5,780
KTR	Telecommunication revenue and other	Operating revenue		85		116
	Commissions and other	Operating expense		11,538		9,363
Other	Telecommunication revenue and other	Operating revenue		4,467		7,386
	Commissions and other	Operating expense		8,410		4,594

Equity method investee:
KDB	SI revenue and other	Operating revenue		14,198		20,033
	Commission and other	Operating expense		127		1,182
KID	Rent and other	Operating revenue		6,062		2,916
	Commission and other	Operating expense		23,501		21,833
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		111		115
	Commission and other	Operating expense		8,454		8,350
KNRDC	Telecommunication revenue and other	Operating revenue		158		159
	Commission and other	Operating expense		1,337		4,548
KIS	Telecommunication revenue and other	Operating revenue		5,426		5,404
	Commission and other	Operating expense		15,614		19,059
eNtoB Corp.	Commission and other	Operating expense		23,126		22,174
Mostech Co., Ltd.	Telecommunication revenue and other	Operating revenue		81		—
	Commission and other	Operating expense		2,081		—
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		10,086		8,630
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		7,389		8,240
Korea Call Center Co., Ltd.	Commission and other	Operating expense		7,218		6,563
TMworld Co., Ltd.	Commission and other	Operating expense		7,109		6,504
UMS&C	Commission and other	Operating expense		6,608		5,930
Other	Telecommunication revenue and other	Operating revenue		569		—
	Commission and other	Operating expense		4,192		1,378

		Revenues	(Won)	155,482	(Won)	162,144
Total		Expenses	(Won)	400,918	(Won)	402,037

d.	Compensation to key management personnel of the Company for the three months ended March 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007		Description
Benefits	(Won)	4,543	(Won)	4,506	Salaries, bonuses, other allowances, retirement benefits, medical benefits and other
Share-based payment		355		281	Stock options

Total	(Won)	4,898	(Won)	4,787

The Company considers management of vice president or higher and non-permanent directors who have the authority and responsibility for planning, operation and control and are in charge of business or division unit as key management personnel.

e.	As of March 31, 2008, the Company has provided guarantees or collaterals for related parties as follows (in millions of Korean won):

Related party	Creditor	Guarantee limit				Guaranteed amount				Description
Subsidiary-		In foreign currency		Korean won equivalent		In foreign currency		Korean won equivalent
KTSC	Mizuho Bank Ltd., and other	USD	56,107	(Won)	55,641	USD	33,189	(Won)	31,256	Performance guarantee

19.	COMMON STOCK

As of March 31, 2008, the Company’s number of shares authorized are 1,000,000,000 shares with par value of (Won)5,000 per share.

As of March 31, 2008 and December 31, 2007, the number of shares issued by the Company are 275,202,400 shares, and the common stock amounted to (Won)1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 36,997,259 treasury shares through March 31, 2008 and December 31, 2007 by charges against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

20.	RETAINED EARNINGS RESTRICTED IN USE

Retained earnings appropriated to the legal reserve cannot be used as cash dividends under the applicable laws and regulations. The Korean Commercial Code requires the Company to appropriate an amount equal to at least 10% of the cash dividend amount to the legal reserve at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to capital.

In accordance with the relevant tax laws, the Company is allowed to appropriate a reserve for technology and human resource development to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. The reserve used for its original purpose and the remaining balance after use are restored to retained earnings and may be used for dividends in accordance with the relevant tax laws.

21.	COMPREHENSIVE INCOME

Comprehensive income for the three months ended March 31, 2008 and 2007 are as follows (in millions of Korean won):

Description	2008		2007
Net income	(Won)	154,075	(Won)	387,283
Cumulative effect of a change in accounting policy		2,621		—
Other comprehensive income:
Unrealized gain (loss) on available-for-sale securities (Tax effect: (Won)330 million for 2008 and ((Won)256) million for 2007)		(870)		676
Increase in equity of associates (Tax effect: ((Won)2,966) million for 2008 and (Won)924 million for 2007)		8,615		3,093
Decrease in equity of associates (Tax effect: ((Won)3,082) million for 2008 and (Won)421 million for 2007)		1,024		(5,946)
Unrealized gain on valuation of derivatives (Tax effect: ((Won)33) million for 2008 and nil for 2007)		89		—
Unrealized loss on valuation of derivatives (Tax effect: (Won)1,495 million for 2008 and nil for 2007)		(3,939)		—

Comprehensive income	(Won)	161,615	(Won)	385,106

22.	SHARE-BASED PAYMENT

The Company granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant
Grant date		Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Grantee		Executives		Outside directors		Executives		Executives		Executives
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700
Number of allocated shares as of March 31, 2008		300,415		3,000		—		40,000		—
Number of additional shares related to business performance as of March 31, 2008		71,217		—		—		3,153		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Fair value (in Korean won)	(Won)	22,364	(Won)	12,443	(Won)	10,926	(Won)	12,322	(Won)	10,530
Total compensation cost (in millions of Korean won)	(Won)	8,311	(Won)	38	(Won)	—	(Won)	531	(Won)	—
Exercise price (in Korean won)	(Won)	70,000	(Won)	57,000	(Won)	65,000	(Won)	54,600	(Won)	50,400
Exercise period		Dec. 27, 2004 ~Dec. 26, 2009		Sep. 17, 2005 ~Sep. 16, 2010		Dec. 13, 2005 ~Dec. 12, 2010		Feb. 5, 2007 ~Feb. 4, 2012		Apr. 29, 2007 ~Apr. 28, 2012
Valuation method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method

Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

The Company adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant		2nd grant	3rd grant		4th grant		5th grant
Risk free interest rate	5.46%		4.45%	5.09%		4.43%		4.07%
Expected duration	4.5 years to 5.5 years		4.5 years	4.5 years to 5.5 years		4.5 years to 5.5 years		4.5 years to 5.5 years
Expected volatility	49.07 ~ 49.90	% %	34.49%	31.26 ~ 33.90	% %	33.41 ~ 42.13	% %	33.51 ~ 35.92	% %
Expected dividend yield ratio	1.10%		1.57%	1.57%		5.86%		5.86%

Of total compensation costs calculated using the fair value method, the compensation costs recognized through March 31, 2008 are as follows (in millions of Korean Won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total
Total compensation costs before adjustment	(Won)	10,602	(Won)	453	(Won)	1,160	(Won)	749	(Won)	586	(Won)	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)
Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(8,880)
Compensation costs already recognized but expired		—		—		—		—		—		—
Compensation costs to be reflected in the current period		—		—		—		—		—		—
Compensation costs recognized in the current period		—		—		—		—		—		—
Compensation costs to be recognized after the current period		—		—		—		—		—		—

Details of stock grants to directors including chief executive officer from 2007 are as follows:

	1st grant		2nd grant
Grant date		March 29, 2007		March 27, 2008
Grantee		Registered directors		Registered directors
Estimated number of shares granted		23,925 shares		29,481 shares
Vesting Conditions		Service condition: one year Non-market performance condition: achievement of performance		Service condition: one year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won)	42,706	(Won)	48,160
Total compensation costs (in Korean won)	(Won)	1,022 million	(Won)	1,420 million
Estimated exercise date (exercise date)		March 27, 2008		March 27, 2009
Valuation method		Fair value method		Fair value method

Above compensation costs were calculated based on the fair value method and charged to current operations until March 31, 2008 as follows (in millions of Korean won):

	1st grant		2nd grant
Total compensation costs	(Won)	1,022	(Won)	1,420
Compensation costs recognized in prior periods		(1,022)		—
Compensation costs already recognized but expired		—		—
Compensation costs to be reflected in the current period		—		1,420
Compensation costs recognized in the current period		—		(355)

Compensation costs to be recognized after the current period	(Won)	—	(Won)	1,065

23.	TREASURY STOCK

Changes in treasury stock for the three months ended March 31, 2008 and for the year ended December 31, 2007 are as follows (in millions of Korean won except for share data):

	March 31, 2008 (3 months)
	January 1, 2008			Increase			Disposal			Retirement			March 31, 2008
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,256,407	(Won)	3,732,977	—	(Won)	—	(15,173)	(Won)	(806)	—	(Won)	—	70,241,234	(Won)	3,732,171
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,515,577	(Won)	3,825,688	—	(Won)	—	(15,173)	(Won)	(806)	—	(Won)	—	71,500,404	(Won)	3,824,882

	December 31, 2007 (12 months)
	January 1, 2007			Increase			Disposal			Retirement			December 31, 2007
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	(Won)	3,733,861	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	70,256,407	(Won)	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,532,222	(Won)	3,826,572	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	71,515,577	(Won)	3,825,688

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees and other purposes.

24.	OPERATING REVENUES

Operating revenues for the three months ended March 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007
Internet connection	(Won)	528,148	(Won)	526,118
Internet application		106,928		91,265
Data communication		402,394		406,944
Fixed-line telephone		1,023,151		1,056,456
LM (Note)		364,147		411,948
PCS		419,898		380,359
System integration		55,509		45,504
Real estate		58,744		45,890
Other operating revenue		8,089		7,879

Operating revenue	(Won)	2,967,008	(Won)	2,972,363

(Note)	This represents revenue arising form the calls from fixed-line phone to mobile phone.

25.	CONSTRUCTION CONTRACTS

Details of construction contracts for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008 (3 months)
	Beginning contract balance		Increase		Recognized as revenue (Note)		Ending contract balance
Jungja-dong, Suwon	(Won)	279	(Won)	—	(Won)	(279)	(Won)	—
Sungsu-dong, Seoul		63,836		—		(11,802)		52,034
Bugae-dong, Incheon		157,092		—		(19,124)		137,968

Total	(Won)	221,207	(Won)	—	(Won)	(31,205)	(Won)	190,002

	December 31, 2007 (12 months)
	Beginning contract balance		Increase		Recognized as revenue (Note)		Ending contract balance
Jungja-dong, Suwon	(Won)	27,158	(Won)	37	(Won)	(26,916)	(Won)	279
Sungsu-dong, Seoul		116,967		1,600		(54,731)		63,836
Bugae-dong, Incheon		184,179		6,260		(33,347)		157,092

Total	(Won)	328,304	(Won)	7,897	(Won)	(114,994)	(Won)	221,207

(Note)	These revenues are classified as real estate revenue in operating revenues.

26.	OPERATING EXPENSES

Operating expenses for the three months ended March 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007
Salaries and wages	(Won)	481,685	(Won)	446,522
Share-based payment		355		281
Provision for severance indemnities		97,977		105,370
Employee welfare		109,440		111,053
Travel		5,735		7,484
Communications		13,771		13,490
Utilities		42,866		38,683
Taxes and dues		40,737		39,098
Supplies		5,535		5,439
Rent		16,628		18,622
Depreciation		445,659		445,686
Amortization		37,018		32,209
Repairs and maintenance		118,798		101,508
Automobile maintenance		5,309		4,297
Commissions		170,929		153,071
Advertising		16,942		20,557
Education and training		7,789		7,568
Research and development		56,812		53,822
Interconnection charges		184,461		200,684
Cost of services		172,628		150,359
Commissions for system integration service		53,914		42,828
International call settlement		59,290		45,843
Cost of goods sold		161,716		184,055
Promotion		79,305		50,193
Sales commission		230,077		140,989
Provision for doubtful accounts		6,853		20,224
Other		18,867		14,800

		2,641,096		2,454,735
Less transfer to other accounts		(7,131)		(11,502)

	(Won)	2,633,965	(Won)	2,443,233

27.	INCOME TAX EXPENSE

a.	Components of income tax expense for the three months ended March 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007
Current income tax expense (including additional income taxes and tax refunds)	(Won)	58,422	(Won)	124,746
Changes in deferred income tax assets and liabilities related to temporary differences		(14,791)		19,413
Income tax expense directly reflected in stockholders’ equity		54		51

Income tax expense	(Won)	43,685	(Won)	144,210

Changes in deferred income tax assets related to temporary for the three months ended March 31, 2008 and 2007 are as follows (in millions of Korean won) :

	2008		2007
Ending deferred income tax assets	(Won)	164,569	(Won)	117,100
Beginning deferred income tax assets		152,463		133,266
Changes in deferred income tax assets (liabilities) directly added to (deducted from) stockholders’ equity		(2,892)		247
Others		207		—

Changes in deferred income tax assets	(Won)	14,791	(Won)	(19,413)

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the three months ended March 31, 2008 and 2007 are as follows (in millions of Korean won) :

	2008		2007
Income before income tax expense	(Won)	197,760	(Won)	531,463

Income tax expense at statutory income tax rate (14.3% of taxable income less than (Won)100 million and 27.5% of taxable income exceeding (Won)100 million)		54,371		146,147
Differences (Note)		(10,686)		(1,937)

Income tax expense	(Won)	43,685	(Won)	144,210

Effective tax rates		22.1%		27.1%

(Note) Differences :
Non-temporary difference	(Won)	4,840	(Won)	5,361
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		10,719		14,313
Tax credit for investment		(22,173)		(17,555)
Additional income tax and tax refund for prior periods		(4,105)		(4,521)
Other		33		465

	(Won)	(10,686)	(Won)	(1,937)

c.	Changes in temporary differences and deferred income tax assets (liabilities) for the three months ended March 31, 2008 and for the year ended December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008 (3 months)
	January 1, 2008		Final tax return amount		Increase		Decrease		March 31, 2008		Deferred income tax assets (liabilities)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	163,767	(Won)	239,317	(Won)	—	(Won)	15,067	(Won)	224,250	(Won)	54,739	(Won)	6,931
Derivatives		166,692		132,841		—		17,417		115,424		31,048		694
Inventories		23,310		23,310		—		2,204		21,106		5,804		—
Available-for-sale securities		589		589		1,200		—		1,789		—		492
Equity method investment securities		1,487,065		1,487,065		62,721		—		1,549,786		—		426,191
Contribution for construction		205,610		205,610		3,369		—		208,979		—		57,469
Accrued expenses		9,881		8,824		21,880		—		30,704		8,443		—
Provisions		70,093		70,093		—		21,297		48,796		1,343		12,076
Provision for severance indemnities		957,393		957,393		28,450		—		985,843		—		271,107
Refundable deposits for telephone installation		53,999		53,999		—		751		53,248		—		14,643
Other		220,262		209,339		77,951		—		287,290		36,360		42,644

Sub total		3,358,661	(Won)	3,388,380	(Won)	195,571	(Won)	56,736		3,527,215		137,737		832,247

Not recognized as deferred income tax assets (Note 1)		1,484,584								1,544,344		—		424,695

Recognized as deferred income tax assets		1,874,077								1,982,871		137,737		407,552
Tax rate (Note 2)		27.5%								27.5%

Deferred income tax assets		515,371								545,289		137,737		407,552

(Taxable temporary differences)
Accrued interest income	(Won)	(5,061)	(Won)	(5,760)	(Won)	—	(Won)	(741)	(Won)	(5,019)	(Won)	(1,380)	(Won)	—
Equity method investment securities		(229,183)		(229,182)		(26,781)		(486)		(255,477)		—		(70,255)
Depreciation		(16,679)		(27,239)		—		(11,532)		(15,707)		—		(4,320)
Deposits for severance indemnities		(957,393)		(957,393)		(28,450)		—		(985,843)		—		(271,107)
Derivatives		(2,792)		(2,792)		(24,945)		—		(27,737)		—		(7,628)
Reserve for technology and human resource development		(213,333)		(213,333)		—		(26,667)		(186,666)		(29,333)		(22,000)

Sub total		(1,424,441)	(Won)	(1,435,699)	(Won)	(80,176)	(Won)	(39,426)		(1,476,449)		(30,713)		(375,310)

Not recognized as deferred income tax liabilities (Note 1)		(104,774)								(92,011)		—		(25,303)

Recognized as deferred income tax liabilities		(1,319,667)								(1,384,438)		(30,713)		(350,007)
Tax rate (Note 2)		27.5%								27.5%

Deferred income tax liabilities		(362,908)								(380,720)		(30,713)		(350,007)

Deferred income tax assets, net	(Won)	152,463							(Won)	164,569	(Won)	107,024	(Won)	57,545

	December 31, 2007 (12 months)
	January 1, 2007		Final tax return amount		Increase		Decrease		December 31, 2007		Deferred income tax assets (liabilities)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	336,319	(Won)	265,248	(Won)	—	(Won)	101,481	(Won)	163,767	(Won)	39,556	(Won)	5,480
Derivatives		160,241		160,241		6,451		—		166,692		45,840		—
Inventories		25,547		25,547		—		2,237		23,310		6,410		—
Available-for-sale securities		9,265		9,265		—		8,676		589		—		162
Equity method investment securities		1,384,750		1,384,750		102,315		—		1,487,065		—		408,943
Contribution for construction		176,405		176,405		29,205		—		205,610		—		56,543
Accrued expenses		7,898		9,881		—		—		9,881		2,717		—
Provisions		93,378		93,378		—		23,285		70,093		12,959		6,317
Provision for severance indemnities		741,007		741,007		216,386		—		957,393		—		263,283
Refundable deposits for telephone installation		56,851		56,851		—		2,852		53,999		—		14,850
Other		101,617		207,955		12,307		—		220,262		44,591		15,981

Sub total		3,093,278	(Won)	3,130,528	(Won)	366,664	(Won)	138,531		3,358,661		152,073		771,559

Not recognized as deferred income tax assets		1,381,131								1,484,584		—		408,261

Recognized as deferred income tax assets		1,712,147								1,874,077		152,073		363,298
Tax rate (Note 2)		27.5%								27.5%

Deferred income tax assets		470,840								515,371		152,073		363,298

(Taxable temporary differences)
Accrued interest income	(Won)	(2,239)	(Won)	(2,239)	(Won)	(2,822)	(Won)	(—)	(Won)	(5,061)	(Won)	(1,391)	(Won)	(—)
Equity method investment securities		(168,397)		(168,397)		(60,786)		—		(229,183)		—		(63,026)
Depreciation		(66,265)		(67,094)		—		(50,415)		(16,679)		—		(4,587)
Deposits for severance indemnities		(741,007)		(741,007)		(216,386)		—		(957,393)		—		(263,283)
Derivatives		—		—		(2,792)		—		(2,792)		—		(768)
Reserve for technology and human resource development		(320,000)		(320,000)		—		(106,667)		(213,333)		(29,333)		(29,333)

Sub total		(1,297,908)	(Won)	(1,298,737)	(Won)	(282,786)	(Won)	(157,082)		(1,424,441)		(30,724)		(360,997)

Not recognized as deferred income tax liabilities		(81,275)								(104,774)		—		(28,813)

Recognized as deferred income tax liabilities		(1,216,633)								(1,319,667)		(30,724)		(332,184)
Tax rate (Note 2)		27.5%								27.5%

Deferred income tax liabilities		(334,574)								(362,908)		(30,724)		(332,184)

Deferred income tax assets, net	(Won)	136,266							(Won)	152,463	(Won)	121,349	(Won)	31,114

(Note 1)	The Company did not recognize deferred income tax assets of (Won)424,695 million related to the tax effects of deductible temporary differences from equity in losses of 17 equity method investees including KTF since it was not almost certain that the Company would be able to realize the related tax benefits in the foreseeable future. The Company also did not recognize deferred income tax liabilities totaling (Won)25,303 million, of which (Won)23,698 million represents the tax effect of taxable temporary differences from 10 equity method investees including KTN, since it is almost certain that the differences will not reverse in the foreseeable future given that the Company is able to control the timing of reversal of the temporary difference and the investees have not declared dividends in the past 5 years.
(Note 2)	Tax rate is the enacted marginal tax rate which is expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized

d.	Deferred income tax assets (liabilities) and income tax benefit (expense) added to (deducted from) stockholders’ equity as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008
	Amount		Income tax expense		Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (Other capital surplus)	(Won)	518	(Won)	(142)	(Won)	—	(Won)	376
Gain on valuation of available-for-sale securities		2,330		—		(641)		1,689
Increase in equity of associates		23,537		—		(3,357)		20,180
Decrease in equity of associates		(22,158)		—		260		(21,898)
Gain on valuation of derivatives for cash flow hedge		2,914		—		(801)		2,113
Loss on valuation of derivatives for cash flow hedge		(5,434)		—		1,495		(3,939)

Total	(Won)	343	(Won)	(142)	(Won)	(1,680)	(Won)	(1,479)

	December 31, 2007
	Amount		Income tax expense		Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (Other capital surplus)	(Won)	715	(Won)	(196)	(Won)	—	(Won)	519
Gain on valuation of available-for-sale securities		3,530		—		(971)		2,559
Increase in equity of associates		11,956		—		(391)		11,565
Decrease in equity of associates		(26,264)		—		3,342		(22,922)
Gain on valuation of derivatives for cash flow hedge		2,792		—		(768)		2,024

Total	(Won)	(7,271)	(Won)	(196)	(Won)	1,212	(Won)	(6,255)

e.	Income taxes payable and prepaid income taxes before offset as of March 31, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	March 31, 2008		December 31, 2007
Income taxes payable	(Won)	77,588	(Won)	262,460
Prepaid income taxes		(1,340)		(7,168)

Net	(Won)	76,248	(Won)	255,292

28.	NET INCOME PER SHARE

The Company’s net income per share for the three months ended March 31, 2008 and 2007 are computed as follows (in millions of Korean won, except for share data):

a.	Basic Net Income Per Share

	2008		2007
Net income	(Won)	154,075	(Won)	387,283
Weighted average number of common shares outstanding		203,687,657		213,056,092

Basic net income per share (in Korean won)	(Won)	756	(Won)	1,818

b.	Diluted Net Income Per Share

	2008		2007
Net income	(Won)	154,075	(Won)	387,283

Adjusted net income		154,075		387,283
Dilutive potential common shares (Note)		—		—
Adjusted weighted average number of common shares outstanding		203,687,657		213,056,092

Diluted net income per share (in Korean won)	(Won)	756	(Won)	1,818

For the purpose of calculating diluted net income per share, all dilutive potential common shares were added to net income attributable to common share holders and the weighted average number of shares outstanding, respectively. Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares and all dilutive potential common shares. Stock options have no dilutive effect and are excluded from the calculation of diluted net income per share.

(Note)	Potential common shares as of March 31, 2008 and December 31, 2007 are as follows:

					Common shares to be issued
	Par value	Issue date	Maturity date	Exercisable Period	March 31, 2008		December 31, 2007
Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	(Won)	371,632	(Won)	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date		3,000		3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date		43,153		43,153
Other share-based payment	(Note 4)	March 29, 2007	March 27, 2008	On maturity date, subject to the resolution of board of directors		—		23,925
Other share-based payment	(Note 4)	March 27, 2008	March 27, 2009	On maturity date, subject to the resolution of board of directors		29,481		—

Total					(Won)	447,266	(Won)	441,710

(Note 1)	Exercise price of (Won)70,000 per common share.
(Note 2)	Exercise price of (Won)57,000 per common share.
(Note 3)	Exercise price of (Won)54,600 per common share.
(Note 4)	Shares to be given subject to performance.

29.	INSURANCE

As of March 31, 2008 and December 31, 2007, certain assets of the Company are insured with Samsung Fire and Marine Insurance Co., Ltd. and other insurance companies as follows (in millions of Korean won):

	Risk covered	Coverage
		March 31, 2008		December 31, 2007
Inventories	Theft and fire	(Won)	30,000	(Won)	30,000
Buildings	Fire		836,956		836,956
Machinery	Satellite orbit and other		149,649		141,575

Total		(Won)	1,016,605	(Won)	1,008,531

30.	STATEMENTS OF CASH FLOWS

The statements of cash flows have been presented using the indirect method. Significant non-cash transactions for the three months ended March 31, 2008 and 2007 are detailed as follows (in millions of Korean won):

	2008		2007
Construction in progress transferred to property and equipment and other accounts	(Won)	267,921	(Won)	135,863

31.	COMMITMENTS AND CONTINGENCIES

a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of (Won)116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of March 31, 2008, except for a fine of (Won)8,094 million imposed to the Company related to international long-distance services and leased line services for Internet cafes, the Company has appealed certain portion of the fine imposed by the FTC amounting to (Won)132,332 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled (Won)52,090 million (79 cases) as of March 31, 2008. The Company accrued (Won)18,509 million as provisions related to the litigation as of March 31, 2008. However, the final result of this litigation cannot be presently determined.

b.	Commitments with Financial Institutions

As of March 31, 2008, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies)

Commitment	Financial institution	Limit
Bank overdraft	Kookmin Bank	(Won)	500,000
	Shinhan Bank		50,000
	Woori Bank		350,000

		(Won)	900,000

Commercial paper	Korea Exchange Bank	(Won)	130,000

Collateralized loan on accounts receivable -trade	Kookmin Bank	(Won)	300,000
	Shinhan Bank		50,000
	Woori Bank		100,000
	NH bank		100,000
	Industrial Bank of Korea		150,000

		(Won)	700,000

Letters of credit	Korea Exchange Bank	USD	5,000
	Shinhan Bank	USD	47

		USD	5,047

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

As of March 31, 2008, guarantees received from financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Guarantee	Financial institution	Limit		Used amount
Performance guarantee	Export-Import Bank of Korea	USD	3,736	USD	1,885
for construction		SAR	735	SAR	735
	Korea Exchange Bank	USD	1,000	USD	—
		(Won)	300	(Won)	200
	Korea Software Financial Cooperative and others		138,721		138,721
	Seoul Guarantee Insurance		33,998		33,998

	Sub total	(Won)	173,019	(Won)	172,919
		USD	4,736	USD	1,885
		SAR	735	SAR	735

Bid bond	Export-Import Bank of Korea	USD	380	USD	380

		(Won)	173,019	(Won)	172,919
		USD	5,116	USD	2,265
Total		SAR	735	SAR	735

c.	Shareholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of (Won)563,766 million (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d.	Put and Call Combination Contract with JPMorgan Chase Bank

On December 27, 2005, the Company and JPMorgan Chase Bank entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee. Under this contract, during the period from December 29, 2007 to December 29, 2008, KT has the option to acquire 9,200,000 shares of KDB that were purchased by JP Morgan Whiterfriars Inc. on December 28, 2005. Otherwise, JPMorgan Chase Bank has the option to exercise the put option on such KDB shares to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won)46,000 million.

e.	Payment of a Handset Subsidy to Mobile Phone Users

According to the revised provisions of the Telecommunications Business Law (“TBL”), the Company is allowed to provide a one time handset subsidy to eligible mobile phone users within the next two years from March 27, 2006 to March 26, 2008. Pursuant to the TBL, the Company may establish its subsidy policy regarding the eligibility criteria and amount of payment. Consistent with the TBL, the Company provides a subsidy for mobile phone users who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months. Moreover, the Company has the right to discontinue the payment depending on marketing strategies, if necessary. However, the Company is required to report changes in the service agreement, should they take place, to the Ministry of Information and Communication within 30 days of the effective date.

32.	DERIVATIVES

For the three months ended March 31, 2008 and for the year ended December 31, 2007, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description
Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period

Currency swaps	Merrill Lynch and 3 others	Exchange foreign currency cash flow for local currency cash flow

Combined interest rate currency swap	Merrill Lynch and 7 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

The assets and liabilities recorded relating to the outstanding contracts as of March 31, 2008 and December 31, 2007 are as follows (in thousands of USD, JPY and millions of Korean won):

	March 31, 2008
Type of transaction	Contract amount		Fair value
			Assets (Current)		Assets (Non-current)		Liabilities (Current )		Liabilities (Non-current)
Interest rate swap	(Won)	451,240
	USD	100,000	(Won)	291	(Won)	—	(Won)	8,089	(Won)	—
Currency swap(Note)	USD	220,000		—		11,425		4,335		—
Combined interest rate currency swap(Note)	USD	860,000
	JPY	12,500,000		—		12,493		97,021		2,620

	(Won)	451,240
	USD	1,180,000
Total	JPY	12,500,000	(Won)	291	(Won)	23,918	(Won)	109,445	(Won)	2,620

	December 31, 2007
Type of transaction	Contract amount		Fair value
			Assets (Current)		Assets (Non-current)		Liabilities (Current )
Interest rate swap	(Won)	451,240
	USD	100,000	(Won)	352	(Won)	—	(Won)	3,900
Currency swap(Note)	USD	220,000		—		1,710		2,833
Combined interest rate currency swap	USD	700,000		—		—		125,548

	(Won)	451,240
Total	USD	1,020,000	(Won)	352	(Won)	1,710	(Won)	132,281

(Note)	Details of the currency swap and combined interest rate currency swap contracts to which cash flow hedge accounting is applied as of March 31, 2008 and December 31, 2007 are as follows (in thousands of USD,JPY and millions of Korean won):

Type of transaction	Contract date	Maturity date	Contract amount		Fair value
					March 31, 2008		December 31, 2007
Currency swap	April 4, 2007	April 11, 2012	USD	200,000	(Won)	11,425	(Won)	1,710
Combined interest rate currency swap	January 4, 2008	January 11, 2011	JPY	12,500,000		12,493		—
	March 20, 2008	March 31, 2011	USD	50,000		(505)		—
	March 20, 2008	March 31, 2012	USD	110,000		(2,115)		—

			USD	360,000
Total			JPY	12,500,000	(Won)	21,298	(Won)	1,710

Above foreign currency swap contracts are to hedge the risk of variability of future cash flows from fixed(variable) rate foreign currency bonds and as of March 31, 2008, the gain and loss on valuation of the swap contract amounting to (Won)2,113 million and (Won)3,939 million, net of income tax effect, are included in accumulated other comprehensive income and for the three months ended March 31, 2008 the gain and loss on valuation of the swap contract totaling (Won)28,626 million and (Won)3,728 million are recognized in current operations as a result of foreign currency translation gain from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation to April 11, 2012. Approximately (Won)41 million of net derivative loss included in accumulated other comprehensive income at March 31, 2008 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivatives contracts for three months ended March 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
	Valuation gain (P/L)						Valuation loss (P/L)						Valuation gain (loss)(B/S) (Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	680	(Won)	—	(Won)	680	(Won)	4,930	(Won)	—	(Won)	4,930	(Won)	—
Currency swap		—		10,700		10,700		1,502		—		1,502		1,806
Combined interest rate currency swap		28,528		17,926		46,454		—		3,728		3,728		(4,325)

Total	(Won)	29,208	(Won)	28,626	(Won)	57,834	(Won)	6,432	(Won)	3,728	(Won)	10,160	(Won)	(2,519)

(Note)	The amounts are before adjustment of deferred income tax which shall be directly reflected to equity.

	2007
	Valuation gain (P/L)						Valuation loss (P/L)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	1,057	(Won)	—	(Won)	1,057	(Won)	3,503	(Won)	—	(Won)	3,503
Currency swap		—		—		—		846		—		846
Combined interest rate currency swap		16,828		—		16,828		—		—		—

Total	(Won)	17,885	(Won)	—	(Won)	17,885	(Won)	4,349	(Won)	—	(Won)	4,349

33.	VALUE ADDED INFORMATION

Value added information included in operating expenses for the three months ended March 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007
Salaries	(Won)	481,685	(Won)	446,522
Share-based payment		355		281
Severance indemnities		97,977		105,370
Employee welfare		109,440		111,053
Rent		16,628		18,622
Depreciation		455,184		455,796
Amortization		41,672		36,147
Taxes and dues		40,737		39,098

Total	(Won)	1,243,678	(Won)	1,212,889

34.	EMPLOYEE WELFARE

Employee welfare through various plans spent by the Company for the three months ended March 31, 2008 and 2007 totaled (Won)109,440 million and (Won)111,053 million, respectively.

Meanwhile, the Company donates cash to Employee Welfare Foundation each year. The related expenses recognized for the three months ended March 31, 2008 and 2007 amounted to (Won)20,000 million and (Won)13,512 million, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director